=============================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                              FAMOUS FIXINS, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

         New York                                              133865655
-------------------------------                            ------------------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization                              Identification No.)

250 W. 57th Street, Suite 2501 New York, New York                    10107
-------------------------------------------------                  ----------
(Address of principal executive offices)                           (Zip Code)

Issuer's telephone number:  (212) 245-7773
                            --------------

Securities to be registered under Section 12(b) of the Act:

      Title  of each class                  Name of each exchange on which
      To be so registered                   each class is to be registered

              N/A                                          N/A
              ---                                          ---

Securities to be registered under Section 12(g) of the Act:

                   Common Stock, par value $.0.001 per share
                   -----------------------------------------
                                (Title of Class)

=============================================================================

                              FAMOUS FIXINS, INC.

                                   FORM 10-SB

                               TABLE OF CONTENTS

                                                                        Page
PART I

Item 1.  Description of Business                                           3
Item 2.  Management's Discussion and Analysis or Plan of Operation        21
Item 3.  Description of Property                                          24
Item 4.  Security Ownership of Certain Beneficial Owners and              24
         Management
Item 5.  Directors, Executive Officers, Promoters and Control             27
         Persons
Item 6.  Executive Compensation                                           30
Item 7.  Certain Relationships and Related Transactions                   36
Item 8.  Description of Securities                                        38

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common         44
         Equity and Other Shareholder Matters
Item 2.  Legal Proceedings                                                45
Item 3.  Changes in and Disagreements with Accountants                    45
Item 4.  Recent Sales of Unregistered Securities                          45
Item 5.  Indemnification of Directors and Officers                        49

PART F/S

Financial Statements                                                      56

PART III

Item 1.  Index to Exhibits                                                83
Item 2.  Signatures                                                       85

                            INTRODUCTORY STATEMENT

      Famous Fixins, Inc. has prepared this Form 10-SB on a voluntary basis to make available reportable information about the Company to existing shareholders and others interested in the activities of the Company.


                                     PART I

-----------------------------------------------------------------------------
ITEM 1.  DESCRIPTION OF BUSINESS
-----------------------------------------------------------------------------

(a)   Business Development
      --------------------

      Famous Fixins, Inc. (the "Company" or "Famous Fixins") is a New York corporation which was originally incorporated on February 9, 1984 under the laws of the State of Utah as Straw Dog, Inc. Pursuant to a registration with the Utah Securities Division effective September 26, 1984, one million (1,000,000) shares of common stock were sold to the public at a price of $.02 per share. On November 4, 1985, the Company changed its name to Tinderblock, Inc. On July 31, 1995, the Company reincorporated under the laws of the State of Nevada by merging with Spectrum Resources, Inc. Under the terms of the merger and incorporation, all of the 7,666,666 outstanding shares of the Company's common stock were exchanged for shares of the common stock of Spectrum Resources, Inc. at the rate of one (1) share of Spectrum Resources, Inc. for every three (3) shares of Tinderblock, Inc. following which there were 2,555,887 shares of common stock issued and outstanding. On October 20, 1995, the Company's Board of Directors approved a one (1) for ten (10) reverse split of stock, after which there were 255,588 shares of common stock issued and outstanding.

      On January 12, 1996, pursuant to a resolution of the Company's Board of Directors, the Company issued 354,930 shares of common stock to Phoenix Pacific Property Trust as consideration for performance of certain services and payment of certain costs on behalf of the Company.

      The Company did not engage in any substantive business activity from approximately April 6, 1996 to May 28, 1998.

      On May 28, 1998, the Company acquired Famous Fixins, Inc., a privately-held New York corporation formed on November 29, 1995 ("FFNY"). FFNY was a manufacturer, promoter and distributor of celebrity endorsed food products, which commenced business activities in 1995 and began sales operations in March 25, 1997. Pursuant to a Plan and Agreement of Reorganization, the Company issued 5,494,662 shares of common stock to Jason Bauer, as trustee for certain shareholders of FFNY, in exchange for 4,104,328 shares of the outstanding common stock (representing approximately ninety seven percent (97%) of the 4,237,039 outstanding shares) of FFNY. Pursuant to the reorganization, certain FFNY shareholders became the controlling shareholders of the Company, all of the officers and directors of the Company resigned and elected the nominees of the FFNY shareholders in their places, and FFNY became a majority-owned subsidiary of the Company.

      On June 8, 1998, the Company changed its name to Famous Fixins, Inc. under the laws of the State of Nevada. On November 16, 1998, the Company reincorporated under the laws of the State of New York by merging into its wholly-owned subsidiary, Famous Fixins Holding Company, Inc., a corporation formed for the purpose of reincorporation. On November 20, 1998, the Company merged with its New York subsidiary, FFNY. On November 20, 1998, the Company changed its name to Famous Fixins, Inc. under the laws of the State of New York. The Company is now a single entity operating under the laws of the State of New York as Famous Fixins, Inc. Except where the context otherwise indicates, the Company and its former subsidiaries are collectively referred to herein as "Famous Fixins" or as the "Company".

      As of August 30, 1999, 10,462,624 shares of the Company's common stock were issued and outstanding, and 2,566,828 options and warrants to purchase shares of the Company common stock were issued and outstanding, of which 826,828 options and warrants are presently exercisable.

      To management's knowledge, the Company has not been subject to bankruptcy, receivership or any similar proceedings.

(b)   Business of Issuer
      ------------------

      The Company is a manufacturer, promoter and distributor of celebrity and athlete endorsed food products for sale in supermarkets and over the Internet. The Company's plan is to develop, market and sell specialty food products based on the diverse professional, cultural and ethnic backgrounds of various celebrities. The Company represents celebrities and creates food products which include a line of breakfast cereals endorsed by high profile athletes and a line of salad dressings. The Company markets its products directly to supermarket chains; also utilizes a nationwide network of food brokers to market its products in supermarket chains, restaurants and specialty retail stores throughout the United States; and operates an electronic commerce site from which the Company's products may be purchased.

      The Company has recently significantly increased its roster of high profile celebrities and athletes for their own lines of food products.
Famous Fixins' current roster includes superstar athletes Sammy Sosa of the Chicago Cubs, Cal Ripken, Jr. of the Baltimore Orioles, Barry Bonds of the San Francisco Giants, Alex Rodriguez of the Seattle Mariners, Jeff Bagwell, Craig Biggio, and Ken Caminiti of the Houston Astros, Derek Jeter of the New York Yankees, Alonzo Mourning of the Miami Heat, Jake Plummer of the Arizona Cardinals, Peyton Manning of the Indianapolis Colts, and Academy Award Winner actress Olympia Dukakis.

      Each of Famous Fixins' athlete celebrities donates a portion of the royalties back to the community. Below is the list of charities and foundations that each athlete has chosen:

            Sammy Sosa             The Sammy Sosa Charitable Foundation
            Cal Ripken, Jr.        The Kelly & Cal Ripken, Jr. Foundation
            Barry Bonds            Bay Area Charities
            Alex Rodriguez         The Boys Club of Seattle and Greater Miami
            Jeff Bagwell,          D.A.R.E.
              Craig Biggio, and
              Ken Caminiti
            Derek Jeter            Turn 2 Foundation
            Jake Plummer           The Jake Plummer Foundaiton
            Peyton Manning         Pey Back Foundation
            Alonzo Mourning        Zo's Summer Grove Charity

      (1)   Principal products or services and their markets.
            ------------------------------------------------

Breakfast Cereal
----------------

      The cereal category is the largest category in the food industry, with national sales exceeding seven billion dollars per year. There are more than 100 cereals nationally distributed, however, Famous Fixins' select cereals are endorsed by well-known athletes, and therefore, require little advertising in each marketplace.

      Sammy Sosa. The Company entered into a contract with Chicago Cubs baseball player Sammy Sosa for the rights to produce a breakfast cereal. The Company launched "Slammin' Sammy's Frosted Flakes" in June 1999 in a limited edition collector's box commemorating Sammy's 66 home runs. This product was launched mid-June, in the Chicago area initially, with national and international distribution to follow. To date, the Company has shipped more than $500,000 wholesale cost of the Slammin' Sammy's Frosted Flakes cereal to accounts in the Chicago area.

      Cal Ripken, Jr. The Company has a contract with Baltimore Orioles baseball player Cal Ripken Jr. for the rights to manufacture and distribute a cereal bearing his name and likeness, "Cal's Classic O's", in the Baltimore area. In April 1999, the Company launched "Cal's Classic O's," a honey-nut toasted oats cereal in a limited-edition collector's box, for distribution in the Baltimore/Washington area. In the first three weeks of distribution, the Company shipped $250,000 wholesale cost of Cal's Classic O's cereal to supermarkets in that area.

      Alex Rodriguez. The Company entered into a contract with Alex Rodriguez, the All-Star shortstop of the Seattle Mariners, for the exclusive rights to manufacture and distribute a cereal bearing his names and likeness and highlighting his Major League Baseball career. The Company launched

"Arod's 40/40 Crunch" in the Seattle and surrounding markets in July of 1999 commemorating A-Rod's 40 stolen bases and 40 home runs in one season. "Arod's 40/40 Crunch" is a frosted flakes cereal packed in a limited-edition collector's box commemorating A-Rod's baseball accomplishments.

      Barry Bonds. The Company entered into a contract with San Francisco Giants baseball player Barry Bonds for the production of "Barry's MVP Crunch," a frosted flakes cereal in a limited-edition collector's box commemorating Barry's' three Most Valuable Player awards. This product was launched in August in the Northern California area.

      Ken Caminiti, Jeff Bagwell, and Craig Biggio. The Company entered into a contract with three Houston Astros players, Jeff Bagwell, Craig Biggio and Ken Caminiti, for the exclusive rights to manufacture and distribute a cereal collectively bearing their names and likeness and highlighting their baseball careers. The Company launched "Houston's Triple Play," a honey-nut toasted oats cereal in a limited-edition collector's box in July 1999.

      Derek Jeter. The Company entered into an agreement with Derek Jeter, shortstop for the New York Yankees, for the production of a new breakfast cereal called "Jeter's". This new frosted flakes cereal is in the final stages of development and is expected to be launched in October 1999 in New York, followed by national distribution.

      Alonzo Mourning. Alonzo Mourning, the four-time All-Star and Miami Heat basketball great will be launching his new cereal, "Zo's O's," in the Miami area later this year. "Zo's O's" will be packaged in a limited edition collector's cereal box, commemorating Mourning's outstanding 1999 National Basketball Association season. In the 1999 NBA season, Mourning led the league in blocks and was named the league's Defensive Player of the Year.

      Jake Plummer. The Company entered into a contract with Jake Plummer, quarterback of the Arizona Cardinals, for the exclusive rights to manufacture a breakfast bearing the name and likeness of Jake Plummer. The Company is in the final stages of development of "Jake's Flakes" and is expected to launch this frosted flakes cereal in September 1999 in the Arizona and Idaho markets.

      Peyton Manning. The Company has an agreement with Peyton Manning, quarterback of the Indianapolis Colts, for the exclusive rights to manufacture a breakfast cereal bearing the name and likeness of Peyton Manning. The Company is in the final stages of development of "Peyton's O's" and is expected to launch this honey-nut toasted oats cereal in September 1999 in the Indianapolis and Tennessee markets.

      Merchandise Sales
      -----------------
      On the back panel of all of its cereal boxes, the Company offers for sale various types of merchandise related to the product's name, such as T-shirts and hats with the cereal's name. By utilizing a direct-mail order form, the Company is also gathering a database of fans for future use.

Salad Dressings
---------------

      The Company's initial product line was Olympia Dukakis' Greek Salad Dressings, which the Company began selling in April 1997. Developed exclusively for the Company, the Olympia Dukakis' Greek Salad Dressings are based on Ms. Dukakis' family recipe passed down through many generations. Made to enhance the traditional Greek salad, the Dukakis line of salad dressings is unlike others currently on the market. The Dukakis line consists of four salad dressings, all made with natural ingredients and containing no preservatives: Greek, Light Greek, Creamy Feta and Light Creamy Feta. The Greek and Light Greek dressings blend imported extra virgin olive oil with special herbs and spices, and the Creamy Feta and Light Creamy Feta dressings have the added touch of premium quality cheeses. The Company believes that real feta cheese, which is included in all four varieties, makes these products unique. The products also contain extra virgin olive oil, which has seen a great resurgence in the marketplace, on the strength of consumer sensitivity to healthy eating. The light versions of the dressings contain half the fat and calories of the regular varieties.

      According to Information Resources Inc. of Chicago, Illinois, a market research company, for the fifty-two weeks ending October 12, 1997, bottled salad dressings had supermarket sales of $1.51 billion, which is a 2.9 % increase over the previous year. During that time period, unit sales increased by 2.4% to more than 585 million bottles. More than 250 companies are active in this category. With all of the companies in this category, there are very few Greek dressings available. However, of the ones that are on the market, the Company is not aware of any made with real feta cheese, extra virgin olive oil and red wine vinegar, as are those of the Company. Also, many of these other dressings are produced by local restaurants, made in small batches and sold locally. The Company's products are designed to be mass produced and to be sold and advertised nationally.

      Since the launch of the Olympia Dukakis' Greek Salad Dressings in April 1997, the Company has achieved distribution for the Dukakis line to over 2,000 supermarkets throughout the United States. The Company has been successful in having articles written about the Company and its products in more than 150 newspapers and magazines across the country. The Company was the subject of an article in the February 2, 1998 issue of Business Week magazine. In addition, Ms. Dukakis has appeared and promoted the Company's products on numerous nationally broadcast television shows, including The Rosie O'Donnell Show and Access Hollywood. These media vehicles have played an important role in alerting consumers to the Company's new products.

celebrityfixins.com
-------------------

      On April 7, 1999, the Company launched "celebrityfixins.com", the Company's Internet marketing division intended to be an online supermarket for celebrity endorsed food products. Celebrityfixins.com presently offers "Olympia Dukakis Greek Salad Dressings", Sammy Sosa's "Sammin Sammy's Frosted

Flakes", Cal Ripken Jr.'s "Cal's Classic O's", "Houston's Triple Play Cereal", Alex Rodriguez's "Arod's 40/40 Crunch", and various t-shirts and hats related to each cereal. The Company intends to offer additional celebrity food products at this web site, including celebrity food products manufactured by third parties. The Company also plans to feature a Celebrity Food of the Month Club. Through celebrityfixins.com, consumers will be able to purchase individual items, and personalized gift baskets consisting of a variety of celebrity food products. This electronic commerce service provides the Company an opportunity to reach consumers in regions of the United States where the Company's products are not carried in supermarkets.

      Growth of the Internet and Electronic Commerce. The Internet and the World Wide Web have significantly altered the business environment for companies of all sizes. The Internet has emerged as a significant global communications medium, enabling millions of people to share information and conduct business electronically. A number of factors have contributed to the growth of the Internet and its commercial use, including: the large and growing installed base of personal computers in homes and businesses; improvements in network infrastructure and bandwidth; easier and cheaper access to the Internet; increased awareness of the Internet among consumer and business users; and the rapidly expanding availability of online content and commerce which increases the value to users of being connected to the Internet. Individuals and corporations increasingly rely upon computer networks, the Internet, intranets and direct broadcast systems to access information, entertainment and data in a digital form from their homes and workplaces.

      The increasing functionality, accessibility and overall usage of the Internet have made it an attractive commercial medium. Businesses can more easily reach buyers and buyers can reach businesses with immediacy and efficiency with the Internet. The changes introduced by this new commercial medium to traditional means of doing business will encourage more companies to take advantage of it. The Company believes that this trend towards
Internet commerce will accelerate and that it will be applicable to the sellers of both "hard goods" products and services as well as the sellers of "soft goods" products, such as software and reference information. According to International Data Corporation ("IDC"), the number of Internet users worldwide will grow from an estimated 69 million at the end of 1997 to an estimated 320 million by 2002. IDC estimates that the total value of goods and services purchased over the World Wide Web worldwide will increase from an estimated $12.4 billion in 1997 to an estimated $133 billion in 2000 and to an estimated $425 billion by 2002.

      Grocery Retailing. Interactive grocery services is an emerging business category. The United States retail supermarket business represented approximately $311.7 billion in revenues in 1995, according to Progressive Grocer's 1996 Marketing Guidebook. Recent sales growth in the industry has only slightly exceeded inflation, while competition is intense and margins continue to be narrow. At the same time, consumers are increasingly time constrained and searching for conveniences to make their daily living easier.

A 1995 survey by Andersen Consulting suggests that approximately 30% of consumers would pay a service fee for information, electronic ordering, such as by computer, fax or phone, and grocery delivery services. As a result of these factors, supermarket operators are searching for innovative ways to differentiate their stores through additional consumer services, while at the same time seeking opportunities to enhance their profits. Many such operators are implementing or beginning to experiment with online shopping and home delivery. A survey of supermarket operators cited in a September 1995 Supermarket Business estimated that supermarket home shopping sales are minuscule, but would represent approximately 5.5% of total grocery sales by the year 2000.

Marketing Programs
------------------

      The Company intends to gain distribution of its products to approximately 6,000 supermarkets throughout the country. The Company plans to use a combination of paid media advertising, newspaper articles, and television appearances by its celebrities and athletes in its effort to have consumers become aware of the Company's products and expand distribution nationally.

      The Company's publicist generates consumer awareness of the Company's products using traditional marketing methods as well as innovative and industry specific methods. Since the Company's inception, over 1,000 newspapers and magazines have written articles about the Company, its products, and the charities involved. The Company's celebrity endorsees have also been on numerous nationally televised TV shows promoting their products in addition to hundreds of mentions on local radio stations. The Company has a strategic alliance with Planet Hollywood International Inc., through which "launch parties" are held at the local Planet Hollywood restaurant in each new market to introduce members of the trade and press to the product and the celebrity whose products are being introduced.

      As an incentive for consumer purchase, the Company produces instant winner cards and seeds them randomly in the boxes of cereals. Consumers can win various types of prizes, including autographed memorabilia and a chance to meet the athlete endorsees.

      The Company has licensed the rights from Major League Baseball Properties to create official Major League Baseball commemorative baseball cards, which may be produced in conjunction with new products pursuant to contracts with baseball players. These cards will be seeded randomly in the Company's products, giving consumers an added incentive to purchase the products.

      In each market, the Company intends to provide the local supermarket chains various autographed memorabilia to be used for in-store promotions for their consumers as well as incentives for store managers to put up displays of the cereals.

      (2)   Distribution methods of the products or services.
            ------------------------------------------------

      The Company presently employs a direct method of distribution for most its sales, whereby the product is shipped directly from the manufacturing facility to the supermarket chain's warehouses. As a secondary form of distribution, in circumstances where the direct distribution method cannot be achieved, the Company uses a distributor, whereby the Company ships the product to independent distribution companies who bear the responsibility for delivery to the retail stores. The latter method of distribution increases the retail price to the consumer by approximately 30%.

      The Company utilizes a network of food brokers who work on a commission basis. The Company has a marketing agreement with Crown Prince, Inc., dated December 7, 1998, under which Crown Prince, Inc. provides consultation and oversight services, as well as administrative and marketing support, in connection with the distribution of the Company's products. Crown Prince, Inc. is a national food company in business for over 50 years. Pursuant to this agreement, and through an existing national sales force and broker network, Crown Prince is to manage and distribute Famous Fixins' current and future food products in supermarkets and specialty stores throughout the country. Under the agreement, Crown Prince, Inc. receives commissions on net sales at the rate of: seven percent (7%) for Olympia Dukakis Green Salad Dressings, and at least three percent (3%) for all other products lines. Under the agreement, the Company may also be responsible for invoicing, shipping and inventory management expenses and for miscellaneous costs incurred by Crown Prince, Inc.

      The Company has an agreement for the use of Crown Prince's national sales team to represent current and future products.


Crown Prince National Sales Team
--------------------------------

Howard Brown            Director of Sales & Marketing
Gary Gruettner          National Sales Manager
John DeSimone           Regional Sales Manager            North-East
Joe Bennett             Regional Sales Manager            South-East
Ed Leavister            Regional Sales Manager            Mid-West
Jim O'Toole             Regional Sales Manager            South-West
Larry DeMarco           Regional Sales Manager            West Coast



      (3)   Status of any publicly announced new product or service.
            -------------------------------------------------------

      The Company is in the development stages of four new breakfast cereal products. Upon development and approval of the licensors, the Company expects to launch Derek Jeter's "Jeter's", a frosted flakes cereal, in October 1999 in New York, followed by national distribution, Alonzo Mourning's "Zo's O's," in the Miami area in the late fall of 1999, Jake Plummer's "Jake's Flakes", a frosted flakes cereal, in September 1999 in the Arizona and Idaho markets, and Peyton Manning's "Peyton's O's", a honey-nut toasted oats cereal, in September 1999 in the Indianapolis and Tennessee markets.

      The Company is currently negotiating with other high profile celebrities and athletes, and anticipates the development and marketing of additional new products. The Company will create new products under exclusive licensing agreements with these celebrities and athletes, using their likenesses and professional and cultural backgrounds.

      (4)   Competitive business conditions.

      There are many other companies offering services and food products similar to the services and products contemplated by the Company. In addition, additional companies may seek to enter this business if the Company succeeds in its plan of development. Many other companies in competition with the Company have resources and experience far greater than those of the Company.

      (5)   Sources and availability of raw materials and principal suppliers.
            -----------------------------------------------------------------

      The Company uses Jasper Foods, located in Jasper, Missouri, as its cereal manufacturer, and T. Marzetti Foods, located in Canton, Ohio, as its salad dressing manufacturer. The Company engages a third-party, private-label manufacturer to produce its products according to the specifications and product formulas provided by the Company to such manufacturer. The Company has not experienced and does not anticipate any difficulty in meeting its current and anticipated sales objectives. Manufacturing facilities are subject to regulations promulgated by the Food and Drug Administration. The Food and Drug Administration and state regulatory agencies inspect the facilities of manufacturers on a routine basis for regulatory compliance. There can be no assurance that the third-party manufacturer can satisfy these requirements.

      (6)   Dependence on one or a few major customers.
            ------------------------------------------

      Although the Company targets its products to a large number of supermarkets and upon a broad customer base to whom it sells relatively small quantities of its products, in 1998, two customers, Giant of Maryland and C&S Wholesale, accounted for approximately thirty percent of its sales, and, in 1999, Jewel Supermarkets accounted for more than ten percent of the Company's sales to date. These customers purchased the Company's products in blocks and there is no on-going agreement for these customers to purchase the

Company's products; therefore, the Company does not believe that loss of any one of these customers would have a material adverse affect on the Company's operations.

      (7) Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration.
            -------------------------------------------------

      The Company has licensing agreements with all of its celebrities and athletes for the production and sale of various food products and merchandise related to the food products. In addition, the Company has an agreement with Major League Baseball Properties for the rights to use team logos and the Major League Baseball logo on all of the Company's current product lines with baseball players. The Company has a license from Major League Baseball Players Association for group licensing rights which is required when using more than two Major League Baseball players in one year.

      The Company's future success depends in part upon its ability to use the name and likeness of celebrities. The Company seeks to protect its intellectual property rights and to limit access to its proprietary information through a combination of copyrights, and nondisclosure and licensing arrangements, all of which, even if available, afford only limited protection. There can be no assurance that the steps taken by the Company to protect its intellectual property rights will be adequate to prevent misappropriation of its intellectual property rights. The Company faces certain risks because the Company is a licensee of the names and likeness of certain celebrities, and not the owner of certain intellectual property rights. The Company will need to secure the rights from third parties, such as the athletes and celebrities, Major League Baseball Players Association, and Major League Baseball Properties, if the Company desires to use their respective logos. In the event the Company is unable to secure such third party rights or consents, the Company's ability to market and promote its products, as well as the Company's business, financial condition and operation results will be materially adversely affected.

Celebrity Athlete Licenses
--------------------------

      Certain provisions of the licenses with the various celebrity athletes
are set forth below.   The license agreements may also provide that the
financial terms are confidential. In general, although the individual license agreements may vary in terms of the structure of compensation, each license agreement provides substantially for the following: (i) a negotiated percentage of the gross sales or the invoice price of total shipments of the product, in no case exceeding twelve and one-half percent;
(ii) on all related merchandise from the back panel and other promotional materials, a negotiated percentage of the gross sales, in no case exceeding the difference between gross sales and twenty five percent (25%) of gross profits; and (iii) five year warrants or options to purchase a negotiated number of shares of the Company's common stock exercisable at or about the fair market value of the Company's common stock on the date of grant (the present outstanding licenses provide for exercise prices not greater than

$.50 per share). Upon renewal of certain licenses, the Company may be obligated to issue additional five year warrants on terms comparable to the original grant of warrants.

      Cal Ripken. The Company has a non-exclusive worldwide license with The Tufton Group ("Tufton"), dated April 1, 1999, to launch a line of limited edition cereal product entitled "Cal's Classic O's Honey Nut Toasted Oat Cereal" and related merchandise bearing the name and likeness of Calvin E. Ripken, Jr. Under the agreement, the Company has the non-exclusive right, license, and privilege to utilize the name, picture, visual representation, biography, performance statistics, facsimile signature, nickname and photographic image of Mr. Ripken. The Company donates one side panel of the cereal box for a personal message from The Kelly & Cal Ripken, Jr. Foundation, with information for the public to contact the foundation for additional donations. Upon expiration or termination of the agreement, the Company shall not use or re-use the cereal product, advertising, or promotional materials without the express written consent of The Tufton Group. The agreement is for a term of one year, subject to automatic renewal for one additional year if certain sales goals are met.

      Major League Baseball. The Company has a non-exclusive license with Major League Baseball Properties, Inc. for the use of team logos and uniforms for Major League Baseball players. The length of the term is for the 1999 baseball season or December 31, 1999 in various territories depending on the athlete. Under the license, Major League Baseball Properties, Inc. receives a royalty fee ranging from one percent to two and one-half percent depending on the athlete and the marketing areas. In some instances, there is a $25,000 guarantee for certain players payable at the end of the contract.

      Major League Baseball Players Association. The Company has a non-exclusive license with the Major League Baseball Players Association for the use of group licensing rights of MLB players. Any time a company uses more than two MLB players in one year, a license from MLBPA is required. Under the terms of the agreement, the Company has group licensing rights through May 2000. The cost of the license is $125,000 payable by the end of the term.

      Sammy Sosa.   The Company has an exclusive license with Sammy Sosa,
dated as of April 12, 1999, to develop, manufacture, distribute, promote, and sell up to two editions of a line of limited edition cereal products bearing his name and likeness in North America and the Caribbean. The Company has the right to use the name, photograph, characterization, likeness, voice, image, and biographical data of Licensor, and the trademarks, logos, copyrights and all other authorized material owned or controlled by Mr. Sosa. The Company retains all rights, titles, and interests in and to the cereal products, their formulae and secret ingredients, and their packaging and labeling. Mr. Sosa is obligated to make a one-hour press conference appearance. The Company is responsible to pay all costs and expenses in connection with the development, promotion, manufacturing, packaging, shipping, distribution, sales and promotion of the cereal products and related merchandise. The agreement is for a term of one year, subject to automatic renewal for one additional year if certain sales goals are met.

      Alex Rodriguez. The Company has an exclusive worldwide license with Alex Rodriguez, dated as of April 28, 1999, to launch a line of limited edition cereal products bearing his name and likeness. The Company has the right to use the name, photograph, characterization, likeness, voice, image, and biographical data of Alex Rodriguez, and the trademarks, logos, copyrights and all other authorized material owned or controlled by him in connection with the development, manufacture, distribution, promotion, and sale of the cereal products and related merchandise. The Company has all rights, titles, and interests in and to the products, their formulae and secret ingredients, and their packaging and labeling. Mr. Rodriguez is obligated to appear for a one-hour photo shoot and press conference. The Company is responsible for all costs and expenses in connection with the development, promotion, manufacturing, packaging, shipping, distribution, sales and promotion of the products. The agreement expires on December 31, 1999, subject to automatic renewal for one calendar year if certain sales goals are met.

      Ken Caminiti, Craig Biggio, and Jeff Bagwell. The Company has an exclusive worldwide license with Ken Caminiti, Craig Biggio, and Jeff Bagwell, dated as of April 29, 1999, to launch a line of limited edition cereal products bearing their names and likenesses, expiring on April 20, 2000, subject to automatic renewal until April 30, 2001 if certain sales goals are met. The Company has the right to use the name, photograph, characterization, likeness, voice, image, and biographical data of the licensors, and the trademarks, logos, copyrights and all other authorized material owned or controlled by the licensors in connection with the development, manufacture, distribution, promotion, and sale of the cereal and related merchandise, such as hats and T-shirts bearing the name and logo of the cereal (with no use of the name, likeness, image, photograph, signature or characterization of any of the individual licensors), which related merchandise may be sold only by way of direct sales through cereal box redemption programs, mail order, Internet, or print advertising. The Company is responsible for all costs and expenses in connection with the development, promotion, manufacturing, packaging, shipping, distribution, sales and promotion of the products. The Company has all rights, titles, and interests in and to the Products, their formulae and secret ingredients, and their packaging and labeling. The licensors are obligated to make two personal appearances by way of a photo shoot or press conference.

      Barry L. Bonds. The Company has a license with Killer Bee, Inc. ("KBI"), dated as of May 7, 1999, to launch a line of limited edition cereal product and related merchandise bearing the name and likeness of Barry L. Bonds for sale worldwide for a term ending December 31, 1999, subject to automatic renewal for one additional year if certain sales goals are met.
The Company has the right to use the name, photograph, characterization, likeness, voice, image, and biographical data of Barry L. Bonds, and the trademarks, logos, copyrights and all other authorized material owned or controlled by KBI in connection with the development, manufacture, distribution, promotion, and sale of the cereal and related merchandise. The Company is responsible for all costs and expenses in connection with the development, promotion, manufacturing, packaging, shipping, distribution, sales and promotion of the products. The Company has all rights, titles, and interests in and to the Products, their formulae and secret ingredients, and their packaging and labeling. Mr. Bonds is obligated to appear at a one-hour photo shoot and press conference. Under the license, the Company is obligated to issue a negotiated number of five year warrants to a charity designated by KBI.

      Derek Jeter. The Company has an exclusive license with Turn 2, Inc., dated as of May 31, 1999, to develop, manufacture, distribute, promote, and sell cereal products bearing his name and likeness in the United States. The Company has the right to use Jeter's name and likeness in connection with the advertisement and promotion by Company of the products in television, radio, print and point of purchase. The Company also has the non-exclusive right to use Jeter's name and likeness in connection with certain merchandise that may be featured on the back panel of the endorsed products packaging, subject to the licensor's sole and exclusive discretion and approval. The side panel of the products packaging shall feature a charity or other entity of Jeter's sole choice. All packaging costs shall be the Company's sole responsibility. The remuneration due to licensor is subject to upward adjustment to conform with the highest then current remuneration paid by the Company to other Major League Baseball players, with the exception of certain specified persons, under similar licenses. Should the Company, at any time or times during the license period, desire to register a trademark or trademarks which include Jeter's name and likeness, or which relate in any manner to Jeter, and/or to register the Company as a user thereof, all costs related to any such trademarks shall be borne by the Company, and ownership of any such trademarks shall rest solely in the name of Turn 2 or its designee. Upon registration of any such trademark, Turn 2 shall grant to the Company a license for the use of such registered trademark on or in connection with the advertisement, promotion and sale of the products. The licensor has the right to terminate the agreement if the products are not being distributed nationally to a significant number of stores by September 1, 1999, and there can be no assurance that this license will not be cancelled. The license terminates on May 31, 2000.

      Jake Plummer. The Company has an exclusive worldwide license with Jake "The Snake" Enterprises, dated as of May 13, 1999, to launch a line of cereal products bearing his name and likeness. The Company has the right to use the name, photograph, characterization, likeness, voice, image, and biographical data of Jake Plummer, and the trademarks, logos, copyrights and all other authorized material owned or controlled by him in connection with the development, manufacture, distribution, promotion, and sale of the cereal products and related merchandise. The Company has all rights, titles, and interests in and to the products, their formulae and secret ingredients, and their packaging and labeling. Mr. Plummer is obligated to appear for a press conference to assist in the promotion of the product. The Company is responsible for all costs and expenses in connection with the development, promotion, manufacturing, packaging, shipping, distribution, sales and promotion of the products. The license may be terminated upon forty-five (45) days written notice if: (a) a party breaches a material term of the agreement and fails to remedy said breach within thirty (30) days of its receipt of written notice of the breach; (b) a party becomes insolvent or files a petition in bankruptcy; (c) the Company discontinues production and distribution of the products; or (d) Mr. Plummer becomes the subject of public disrepute or scandal that affects his image.

      Peyton Manning. The Company has an exclusive license with Pey Dirt, Inc., dated as of May 31, 1999, to develop, manufacture, distribute, promote, and sell cereal products bearing his name and likeness in the states of Indianapolis and Tennessee. The Company has the right to use Manning's name and likeness in connection with the advertisement and promotion by Company of the products in television, radio, print and point of purchase. The Company also has the non-exclusive right to use Manning's name and likeness in connection with certain merchandise that may be featured on the back panel of the endorsed products packaging, subject to the licensor's sole and exclusive discretion and approval. The side panel of the products packaging shall feature a charity or other entity of Manning's sole choice. All packaging costs shall be Company's sole responsibility. The remuneration due to licensor is subject to upward adjustment to conform with the highest then current remuneration paid by Company to other National Football League quarterbacks, under similar regional licenses. All costs related to any such trademarks shall be borne by the Company, and ownership of any such trademarks shall rest solely in the name of Pey Dirt or its designee. Should the Company, at any time or times during the license period, desire to register a trademark or trademarks which include Manning's name and likeness, or which relate in any manner to Manning, and/or to register the Company as a user thereof, all costs related to any such trademarks shall be borne by the Company, and ownership of any such trademarks shall rest solely in the name of Pey Dirt or its designee. Upon registration of any such trademark, Pey Dirt shall grant to the Company a license for the use of such registered trademark on or in connection with the advertisement, promotion and sale of the products. The licensor has the right to terminate the agreement if the products are not being distributed nationally to a significant number of stores by October 1, 1999. The license terminates on May 31, 2000.

      Alonzo Mourning. The Company has an exclusive worldwide license with Alonzo Mourning, dated as of May 10, 1999, to develop, manufacture, distribute, promote and sell a cereal product bearing his name and likeness. Under the agreement, the Company has the right to use the name, approved photograph, likeness, and biographical data of Mr. Mourning. Mr. Mourning retains all rights in and to the licensed subject matter, and shall may use the licensed subject matter in connection with the advertisement, promotion, and/or endorsement of any product or service except for ready-to-eat cereal. The Company is responsible for all costs and expenses in connection with the development, promotion, manufacturing, packaging, shipping distribution, sales and promotion of the cereal product. The Company has all rights, titles and interest in and to the cereal product, the formulae and ingredients, and the packaging and labeling. Mr. Mourning is obligated to attend one two-hour promotional press conference. The Company also has the right to produce, manufacture, distribute, and sell certain t-shirts and hats bearing the logo "Zo's O's", provided that such apparel products are manufactured by NIKE, Inc. The Company is responsible for any and all costs associated with the manufacture, promotion, sale, advertisement, and/or distribution of the apparel products. The license agreement terminates on June 30, 2000.

Celebrity Actor License
-----------------------

      Olympia Dukakis.   The Company entered into an exclusive worldwide
license agreement with Olympia Dukakis as of March 1, 1997 to manufacture, distribute, promote and sell Greek specialty food products bearing her name and likeness. Under the agreement, the Company has the right to use the name, photograph, depiction, characterization, likeness, voice, image and biographical data of Ms. Dukakis and the trademarks, logos, copyrights and all other authorized material owned or controlled by Ms. Dukakis. The
Company is responsible for all costs and expenses in connection with the development, promotion, manufacturing, packaging, shipping, distribution, sales and promotion of the product. Ms. Dukakis is obligated to make personal appearance and services for television commercials, point of purchase, promotional, and display materials, print media, outdoor and transit advertisements, and at sales meetings, press conferences, dinners, receptions, and similar events at the reasonable request of the Company to assist in the promotion of the products. The Company reserves all rights in the products, their formulae and secret ingredients, or their packaging and labeling. Under the agreement, Ms. Dukakis is entitled to five percent (5%) of all monies received by the Company as revenue derived from sale of the products. As additional compensation, the Company has granted Ms. Dukakis warrants to purchase 100,000 shares of the Company's common stock, exercisable for five years at $1.00 per share. The license may be terminated upon forty-five (45) days written notice if: (a) a party breaches a material term of the agreement and fails to remedy said breach within thirty (30) days of its receipt of written notice of the breach; (b) a party becomes insolvent or files a petition in bankruptcy; (c) the Company discontinues production and distribution of the products; (d) Ms. Dukakis becomes the subject of public disrepute or scandal that affects her image; or (e) Ms. Dukakis dies or suffers any disability impairing her ability to perform as an entertainer.

      (8)   Need for any government approval of principal products or services.
            ------------------------------------------------------------------

      The Company does not need government approval for its products and services, although third party manufacturing facilities are subject to regulations promulgated by the FDA. The FDA and state regulatory agencies inspect the facilities of manufacturers on a routine basis for regulatory compliance. There can be no assurance that the third-party manufacturer can satisfy these requirements.

      (9)   Effect of existing or probably governmental regulations on the business.
            --------------------------------------------------------------

      The Company engages a third-party manufacturer to produce its products according to the specifications and product formulas provided by the Company to such manufacturer. Manufacturing facilities are subject to regulations promulgated by the FDA. The FDA and state regulatory agencies inspect the facilities of manufacturers on a routine basis for regulatory compliance. There can be no assurance that the third-party manufacturer can satisfy these requirements.

      There are currently few domestic or foreign laws or regulations that apply directly to access or commerce on the Internet, but such laws and regulations are becoming more prevalent. Applicability to the Internet of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, export or import matters, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. Because of the Internet's popularity and increasing use, new laws and regulations with respect to the Internet have been or in the future may be adopted. Such laws and regulations may cover issues such as: user privacy; pricing; taxation; content; copyrights; distribution; and characteristics and quality of products and services. In addition, the growth of the Internet, coupled with publicity regarding Internet fraud, may lead to the enactment of more stringent consumer protection laws. The Company could be materially adversely affected by proposed regulation on voice transmission over the Internet, encryption technology and access charges for Internet service providers, as well as the continuing deregulation of the telecommunications industry. In addition, because the Company's services may be accessible worldwide, other jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in a particular state or foreign country. These legal uncertainties may impose additional burdens on
the Company's business and increase the cost of potential litigation.   The
enactment of any additional laws or regulations may impede the growth of the Internet, decrease the demand for the Company's products and services, increase the Company's costs of doing business, decrease the Company's potential revenues, or in some manner adversely affect the Company's business, financial condition and results of operations.

      The Company may become subject to legal claims relating to the content in the web site that the Company hosts. The law relating to the liability of online services companies for information carried on or disseminated through their services is currently unsettled. It is possible that claims could be made against online services companies under both United States and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated electronically and subsequently distributed to others. Providers of Internet products and services have been sued in the past (sometimes successfully) based on the content of material. If the Company has to take costly measures to reduce the Company's exposure to these risks, or if such measures are required to defend the Company against such claims, the Company's business, financial condition and results of operations may be materially and adversely affected. The Company intends to obtain general liability insurance, however, it may not be adequate to fully compensate the Company and any costs or imposition of liability that is not covered by insurance or in excess of insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations.

      (10)  Research and Development Activities.
            -----------------------------------

      The Company does not engage in material research and development activities, although the Company conducts basic development and test marketing in the formulation of its food products

      (11)  Costs and effects of compliance with environmental laws.
            -------------------------------------------------------

      Not applicable.

      (12)  Employees
            ---------

      The Company currently has two full-time employees, including one management level employee. The Company also utilizes the part-time services of an independent contractor who serves in a management level capacity.
From time to time, the Company also utilizes the services of various consultants for specific marketing related purposes. The Company also utilizes a network of food brokers who work on a commission basis. The Company expects to hire additional employees as the Company finds it is necessary. The Company may find it necessary to periodically hire part-time clerical and administrative help on an as-needed basis.

(c)   Reports to Security Holders.
      ---------------------------

      Prior to filing this Form 10-SB, the Company has not been required to deliver annual reports to its security holders. To the extent that the Company is required to deliver annual reports to security holders through its status as a reporting company, the Company shall deliver annual reports. Also, to the extent that the Company is required to deliver annual reports by the rules or regulations of any exchange upon which the Company's shares are traded, the Company shall deliver annual reports. If the Company is not required to deliver annual reports, the Company does not intend to undertake the expenses of producing and delivering such reports. If the Company is required to deliver annual reports, such reports will contain audited financial statements as are required.

      Prior to the filing of this Form 10-SB, the Company has not filed reports with the Securities and Exchange Commission. Once the Company becomes a reporting company, management anticipates that Forms 3, 4, 5, 10K-SB, 10Q-SB, 8-K and Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If the Company issues additional shares, the Company may file additional registration statements for those shares.

      The public may read and copy any materials that the Company files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

(d)   Year 2000 Disclosure
      --------------------

      The Company has conducted a review of the Company's programs and has reason to believe that there are no significant Year 2000 issues within the Company's internal systems or services. The Company believes that the Company's systems are Year 2000 compliant. At this time, the Company does not anticipate any significant expense in ensuring that the Company is Year 2000 compliant. The Company presently does not have a contingency plan related to Year 2000 issues, and upon further assessment, the Company may create one. The Company utilizes and relies upon the services of third parties to conduct its operations. The Company has not completed an investigation of Year 2000 issues that may affect the operations of third parties upon whom the Company relies upon. The failure of third parties' software applications or internal systems, none of which the Company controls, to be Year 2000 compliant upon January 1, 2000 could have a material adverse effect on the Company's business, financial condition and results of operations. Until the Company completes a thorough evaluation of the Company's Year 2000 issues, the Company is uncertain of the risks and the costs related to addressing such issues.

-----------------------------------------------------------------------------
ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
-----------------------------------------------------------------------------

      The Company is voluntarily filing its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public.

"FORWARD-LOOKING" INFORMATION
-----------------------------

      This report on Form 10-SB contains certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which represent the Company's expectations and beliefs, including, but not limited to statements concerning the Company's expected growth. The words "believe," "expect," "anticipate," "estimate," "project," and similar expressions identify forward-looking statements, which speak only as of the date such statement was made. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control, and actual results may differ materially depending on a variety of important factors, including the Company's ability to sign new celebrities, obtain additional capital, and customer acceptance of the Company's products.

THE FOLLOWING DISCUSSION AND ANALYSIS OF THE COMPANY'S FINANCIAL CONDITION AND THE COMPANY'S RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS REPORT.

MANAGEMENT'S DISCSSION AND ANALYSIS OR PLAN OF OPERATIONS

Results of Operations

      The Company did not engage in any substantive business activity from approximately April 6, 1996 to May 28, 1998. On May 28, 1998, the Company acquired Famous Fixins, Inc., a privately-held New York corporation formed on November 29, 1995 ("FFNY"). FFNY was a manufacturer, promoter and distributor of celebrity endorsed food products, which commenced business activities in 1995 and began sales operations in March 25, 1997. Pursuant to the reorganization, certain FFNY shareholders became the controlling shareholders of the Company, all of the officers and directors of the Company resigned and elected the nominees of the FFNY shareholders in their places, and FFNY became a majority-owned subsidiary of the Company. The following discussion describes the historical operations of FFNY, giving effect to its reorganization with the Company in May 1998.

      The Company experienced losses in 1997 and 1998, its first two years of operations, primarily due to start-up costs, slowly developed marketing and distribution operations and the lack of sufficient licenses from celebrities for the use of their names and reputations in promoting food products. Further, the Company was hampered by an insufficient amount of credit and financing. The Company's sales were lower in 1998 than in 1997, but, after moving its emphasis to celebrity athletes in 1999, the Company has been able to obtain a number of valuable licenses and has shown dramatic growth in revenues, and has improved its ability to obtain credit and financing.

      The following table sets forth, for the period indicated, the relationship between total sales and certain expenses and earnings items:

                                      Year Ended December 31      Six Months Ended June
                                        1998           1997           1999          1998
                                    -----------    -----------    -----------    -----------
Net Sales                           $   276,006    $   358,791    $ 1,197,186    $   191,569
Cost of products sold               $   193,143    $   194,701    $   688,817    $   117,827
Gross Profit                        $    82,863    $   164,090    $   508,369    $    73,742
Operating Expenses                  $   572,011    $   374,822    $   523,486    $   260,993
Other income                        $    35,347    $        --    $        --    $    15,000
Income (Loss) before provision      $  (453,801)   $  (210,732)   $   (15,117)   $  (172,251)
   for income taxes
Provision for income taxes          $       669    $       950    $     1,334    $       625
Net income (Loss)                   $  (454,470)   $  (211,682)   $   (16,451)   $  (172,876)



      The Company's initial year of operations, ended December 31, 1997, resulted in limited sales of its initial line of celebrity endorsed food products, yielding a loss that year of $211,682 on revenues of $358,791, for the reasons discussed above as to the start-up costs, lack of sufficient capital, and limited line of products.

      The Company's operating revenues for the year ended December 31, 1998 were $276,006, a decrease of 23.1% as compared to 1997. This decrease primarily resulted from the lack of sufficient capital to market the Company's products. Operating expenses increased by 52.6% over the same period, primarily due to increased administrative and selling expenses.

      Operating revenue for the first six months of 1999 were $1,197,186, an increase of 525% as compared to the first six months of 1998. This increase resulted from an increase in the number of celebrity athletes who granted licenses to the Company in that period, and the launch of two new products. Operating expenses and cost of products sold increased by 220% over the same period, primarily due to expansion of the Company's operations and costs of product manufactured. The Company operated profitably in July and August 1999, and, as a result operated at a small profit for the eight month period ended August 31, 1999. The revenues for the first six months of 1999 did not include sales of products of most of the Company's celebrity athletes, whose products are only now becoming available for sale. The Company anticipates continued significant increases in revenues and profitability for the reminder of 1999. This trend of increased revenues and increased profitability is expected to continue now that the Company has already launched five new products for five new celebrity athletes this year, and expects to launch eight to ten more new products for eight to ten more new celebrity athletes through the balance of this year. While the addition of new product lines may also create liquidity issues and demands on the Company's limited resources, it is anticipated that the increased revenues generated this year by the new products will have a favorable impact on income and liquidity.

      The Company's food sales business is not seasonal in nature. Inflation is not deemed to be a factor in the Company's operations.

Financial Condition or Liquidity and Capital Resources.

      To date, the Company has funded its operations through a line of credit, bank borrowings, and borrowings from, and sales of securities to, stockholders as described in Notes 1, 2 and 3 of the Notes to the 1998 Financial Statements, and from operating revenues. The Company's inability to obtain sufficient credit and capital financing has limited operations and growth from inception.

      The Company believes that its future growth is dependent on the degree of success of current operations in generating revenues, and borrowings under its current and other credit facilities. The Company believes that such sources of funds, will be sufficient to fund its operations for the next 12 months.

-----------------------------------------------------------------------------
ITEM. 3.  DESCRIPTION OF PROPERTY
-----------------------------------------------------------------------------

     The Company maintains its executive offices in approximately 500 square feet at New York, New York, pursuant to a lease expiring on April 30, 2001, at an annual rent of approximately $14,400, subject to annual increases.

      Although the Company believes that its facilities are adequate for its existing operations, the Company regularly evaluates the adequacy of these facilities in light of its growth and expansion plans. The Company may seek corporate executive office of 2,000 square feet to accommodate expanded service facilities. The Company may not find suitable facilities at reasonable rates.


-----------------------------------------------------------------------------
ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.
-----------------------------------------------------------------------------

(a)   Security Ownership of Certain Beneficial Owners
      -----------------------------------------------

      The following table sets forth, as of August 30, 1999, the number of shares of the Company's common stock held by each person who is known to management to be the beneficial owner of more than five percent (5%) of the outstanding shares of Common Stock. All persons named in the table have the sole voting and dispositive power, unless otherwise indicated, with respect to Common Stock beneficially owned.


Name and Address(1)       Amount and Nature        Percent of
of Beneficial Owner       of Beneficial Owner      Class(2)
-------------------       -------------------      ----------
Jason Bauer(3)(4)          2,409,747 (Direct)         23.0%
                           2,409,747 (Indirect)       23.0%

Peter Zorich(3)(5)         2,409,747 (Direct)         23.0%
                           2,409,747 (Indirect)       23.0%


(1) Unless otherwise indicated, the address of each of these persons is Famous Fixins, Inc., 250 West 57th Street, Suite 2501, New York, New York 10701.
(2)   Based upon 10,462,624 shares of common stock outstanding on August 30
      1999.

 (3) Indirect beneficial ownership refers to the following: Jason Bauer and Peter Zorich have an agreement to vote their respective shares for the election of each other as a director of the Company. For the election of any additional director, each of Bauer and Zorich shall vote his shares for the election of each other's designee, provided that at least two directorships shall need to be filled. The agreement also provides that they will vote for the election of Jason Bauer as President and Chief Executive Officer and Peter Zorich as Executive
      Vice President of the Company. The agreement expires on June 30, 2001, unless earlier terminated by written agreement signed by both parties.
(4) Excludes options to purchase 1,500,000 shares of common stock granted under an employment agreement in April 1999, which options vest upon the achievement of certain corporate milestones. No options have vested.
(5) Disclaims beneficial ownership of warrants to purchase 100,000 shares of common stock held by Mr. Zorich's mother, Olympia Dukakis.


(b)   Security Ownership of Management
      --------------------------------

      The following table sets forth, as of August 30, 1999, the number of shares of the Company's common stock beneficially held by each director, named executive officer, and by all officers and directors as a group. All persons named in the table have the sole voting and dispositive power, unless otherwise indicated, with respect to Common Stock beneficially owned.


Name and Address(1)       Amount and Nature        Percent of
of Beneficial Owner       of Beneficial Owner      Class(2)
-------------------       -------------------      ----------
Jason Bauer(3)(4)          2,409,747 (Direct)         23.0%
                           2,409,747 (Indirect)       23.0%

Peter Zorich(3)(5)         2,409,747 (Direct)         23.0%
                           2,409,747 (Indirect)       23.0%

Michael Simon(6)              60,000 (Direct)          0.6%

Olympia Dukakis(7)           100,000 (Direct)          1.0%

All officers and           4,979,494                  47.3%
  directors as a group


(1) Unless otherwise indicated, the address of each of these persons is Famous Fixins, Inc., 250 West 57th Street, Suite 2501, New York, New York 10701.
(2) Based upon 10,462,624 shares of common stock outstanding on August 30, 1999, and with respect to each holder of options exercisable within 60 days, the shares represented by such options.
(3) Indirect beneficial ownership refers to the following: Jason Bauer and Peter Zorich have an agreement to vote their respective shares for the election of each other as a director of the Company. For the election of any additional director, each of Bauer and Zorich shall vote his shares for the election of each other's designee, provided that at least two directorships shall need to be filled. The agreement also provides that they will vote for the election of Jason Bauer as President and Chief Executive Officer and Peter Zorich as Executive Vice President of the Company. The agreement expires on June 30, 2001, unless earlier terminated by written agreement signed by both parties.
(4) Excludes options to purchase 1,500,000 shares of common stock granted under an employment agreement in April 1999, which options vest upon the achievement of certain corporate milestones. No options have vested.
(5) Disclaims beneficial ownership of warrants to purchase 100,000 shares of common stock held by Mr. Zorich's mother, Olympia Dukakis.
(6) Became a director and officer on July 8, 1999. Includes 60,000 warrants to purchase the Company's common stock that are presently exercisable, and excludes 240,000 warrants subject to future vesting.
(7)   Resigned as a director on July 6, 1999.


(c)   Changes in Control.

      There is no arrangement which may result in a change in control.

      Jason Bauer and Peter Zorich have an agreement to vote their respective shares for the election of each other as a director of the Company. For the election of any additional director, each of Bauer and Zorich shall vote his shares for the election of each other's designee, provided that at least two directorships shall need to be filled. The agreement also provides that they will vote for the election of Jason Bauer as President and Chief Executive Officer and Peter Zorich as Executive Vice President of the Company. They also agreed not to offer to sell, sell, transfer, assign, hypothecate, pledge or otherwise dispose of any beneficial interest in their voting shares except subject to the terms of the voting agreement, unless prior written consent is obtained from the other party that such shares shall not be subject to the voting agreement or unless the shares are sold to an independent third party in an arms'-length transaction for fair market value. The agreement expires on June 30, 2001, unless earlier terminated by written agreement signed by both parties.

-----------------------------------------------------------------------------
ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
-----------------------------------------------------------------------------

(a)   Directors and Executive Officers
      --------------------------------

      The following persons are the present directors and executive officers of the Company.


Name                    Age      Position
----                    ---      --------
Jason Bauer             29       Chairman of the Board, President and
                                 Treasurer
Peter Zorich            30       Director, Executive Vice President and
                                 Secretary
Michael Simon           30       Executive Vice President and Director
Lisa Bauer              29       Director


      Directors are elected annually to serve for one year or until their successors are elected and qualified, subject to removal by the shareholders of the Company. The term of office for each officer is for one year, unless otherwise established by the Board of Directors, and until a successor is elected at the annual meeting of the Board of Directors and is qualified, subject to removal by the Board of Directors.

      None of the directors are directors of other reporting companies.

Management Profiles
-------------------

      Jason Bauer, President, Treasurer and Chairman of the Board. Jason Bauer has served as the Company's President, Treasurer and Chairman of the Board since May 1998. In November 1995, he founded Famous Fixins, Inc., a New York corporation ("FFNY"), which the Company acquired in May 1998. From November 1995 to May 1998, he served as President and Chairman of the Board of FFNY. He worked in the food and beverage industries throughout his entire career. Before founding FFNY, from October 1994 through December 1996, Mr. Bauer was Regional Sales Manager for Krinos Foods, and from December 1996 through March 1997, he was National Sales Manager for Paradise Products. His expertise includes new product introduction as well as implementation of sales and marketing programs. From 1991 through 1994, Mr. Bauer was Sales Manager for Tri-County Distributors, a beverage wholesaler, where he was responsible for sales of over 100 beverage products. Mr. Bauer received a Bachelor of Science degree in marketing and finance from Boston University in 1991. He is the husband of Lisa Bauer.

      Peter Zorich, Executive Vice President, Secretary and Director. Peter Zorich has served as the Company's Executive Vice President, Secretary and Director since May 1998. He was one of the founders of FFNY, which the Company acquired in May 1998. From November 1995 to May 1998, he served as Vice President and a Director of FFNY. He is an associate producer at the Fox News Channel. Mr. Zorich has extensive experience in the television industry as a producer and as a programmer for national news and entertainment. Mr. Zorich has experience in media relations, promotions and marketing, and will oversee promotions and marketing for the Company. Mr. Zorich is the son of Olympia Dukakis. Mr. Zorich received a Bachelor of Arts degree in political science from Montclair State University in 1990.

      Lisa Bauer, Director. Lisa Bauer has served as a Director of the Company since May 1998. From 1997 to May 1998, she served as a director of FFNY. From November 1997 to the present, she has worked as an investment manager at Circle Advisors. From April through November 1997, she worked as an estate planner for Smith Barney, and from February 1996 through March 1997, she worked as a sales assistant for Lehman Brothers. From June 1993 through January 1996, she worked as a sales assistant at J.P. Morgan. She is the wife of Jason Bauer, the Company's President and Chairman of the Board.

      Michael Simon, Executive Vice President and Director. Michael Simon has served as the Company's Executive Vice President and a Director, in an independent contractor capacity, of the Company since July 8, 1999. He served, on an independent contractor basis, as the Company's Vice President of Publicity, in a non-officer capacity, from May 28, 1998 to July 8, 1999. From 1997 to May 1998, he held the non-officer title of Vice President of Publicity of FFNY. He has worked in the entertainment industry for the past eight years. Prior to working for the Company, from July 1995 through May 1997, Mr. Simon was a Public Relations Manager for Planet Hollywood International, Inc. where his duties included promoting the Planet Hollywood restaurants and logo. Mr. Simon has extensive relationships with national media outlets in radio, television and print, and his primary role for the Company will be that of publicist. From June 1991 through July 1995, Mr. Simon was a television talent agent for the Los Angeles based talent agency, International Creative Management, where he worked with Sugar Ray Leonard, Tori Spelling, Peter Berg and Tony Danza. Mr. Simon received a Bachelor of Arts degree from Hunter College in 1991.

(c)   Family Relationships
      --------------------

      Family relationships that exist among the Company's present officers and directors are: Jason Bauer, the Company's President and Chairman of the Board of Directors, is the spouse of Lisa Bauer, a director of the Company; and Lisa Bauer, a director of the Company, is the spouse of Jason Bauer, the Company's President and Chairman of the Board.

(d)   Involvement in Certain Legal Proceedings
      ----------------------------------------

      None of the officers and directors of the Company have been involved in the past five years in any of the following: (1) bankruptcy proceedings;
(2) subject to criminal proceedings or convicted of a criminal act; (3) subject to any order, judgment or decree entered by any Court for violating any laws relating to the business, securities or banking activities; or (4) subject to any order for violation of federal or state securities laws or commodities laws.

-----------------------------------------------------------------------------
ITEM 6.  EXECUTIVE COMPENSATION
-----------------------------------------------------------------------------

Executive Compensation
----------------------

      The following table sets forth information concerning the annual and long-term compensation during the Company's last three fiscal years of the Company's President and other most highly compensated employees and all other officers and directors of the Company:

                                                                                 Long Term
                                                                                 Compensation
                                                                                 ------------
                                       Annual Compensation                       Awards
                              ----------------------------------------------     ------------
Name and                                                        Other            Securities
Principal                                                       Annual           Underlying    All Other
Position                      Year(1)   Salary       Bonus      Compensation     Options/SARS  Compensation
-----------------------------------------------------------------------------------------------------------
Jason Bauer(2)                1998      $  75,094    $    0     $         0            0       $     0
  President and Chairman      1997(5)   $  29,050    $    0     $         0            0       $     0
  of the Board                1996      $       0    $    0     $         0            0       $     0

Peter Zorich(2)               1998      $       0    $    0     $         0            0       $     0
  Executive Vice President,   1997      $       0    $    0     $         0            0       $     0
  Treasurer, Secretary and    1996      $       0    $    0     $         0            0       $     0
  Director

Lisa Bauer(2)                 1998      $       0    $    0     $         0            0       $     0
  Director                    1997      $       0    $    0     $         0            0       $     0
                              1996      $       0    $    0     $         0            0       $     0

Michael Simon(3)              1998      $       0    $    0     $         0      300,000(6)    $     0
  Executive Vice President    1997      $       0    $    0     $         0            0       $     0
  and Director                1996      $       0    $    0     $         0            0       $     0


Olympia Dukakis(2)(4)         1998      $       0    $    0     $         0            0       $     0
  Director                    1997      $       0    $    0     $         0            0       $     0
                              1996      $       0    $    0     $         0            0       $     0

Russell Ortman(5)             1998      $       0    $    0     $         0            0       $     0
  Former President and        1997      $       0    $    0     $         0            0       $     0
  Director                    1996      $       0    $    0     $         0            0       $     0

Leona Jamison(5)              1998      $       0    $    0     $         0            0       $     0
  Former Secretary and        1997      $       0    $    0     $         0            0       $     0
  Director                    1996      $       0    $    0     $         0            0       $     0
____________

(1) The compensation paid in fiscal year 1998 includes the operations of FFNY prior to May 28, 1998.
(2) Became a director and/or officer of the Company on May 28, 1998. Excludes options to purchase 1,500,000 shares of common stock granted in April 1999 under an employment agreement, which options vest upon the achievement of certain corporate milestones. No options have vested.
(3)   Became a director and officer of the Company on July 8, 1999.
(4)   Resigned as a director of the Company on July 6, 1999.
(5) Resigned as officer and director on May 28, 1998, pursuant to the reverse acquisition of FFNY.
(6) On June 2, 1998, the Company issued 300,000 warrants to purchase shares of the Company's common stock to Michael Simon, who then served as the Company's Vice President of Marketing and Publicity, in a non-officer capacity, on an independent contractor basis. The warrants are exercisable for six years at $1.00 per share, subject to vesting at a rate of 60,000 per year and subject to other conditions of performance of services to the Company. Presently, 60,000 warrants are exercisable.


      The following table sets forth information concerning options granted during the 1998 fiscal year to those persons named in the preceding Summary Compensation Table:

                    Option/SAR Grants in Last Fiscal Year
                            (Individual Grants)

                        Number of
                        Securities        Percent of total
                        Underlying        options/SARS granted     Exercise or
                        Options/SARs      to employees in          base price        Expiration
Name                    Granted (#)       fiscal year(1)           ($/Sh)            Date
------------------------------------------------------------------------------------------------
Jason Bauer(2)(3)               0                   0%                    --                  --
Peter Zorich(2)                 0                   0%                    --                  --
Lisa Bauer(2)                   0                   0%                    --                  --
Michael Simon(4)(5)       300,000                 100%                  1.00           Jun-02-04
Olympia Dukakis(2)(6)           0                   0%                    --                  --
Russell Ortman(7)               0                   0%                    --                  --
Leona Jamison(7)                0                   0%                    --                  --

_________

(1) Based on the aggregate total of options and/or warrants granted to officers, directors, and employees, without including any options and/or warrants granted pursuant to license or other arrangements.
(2)   Became a director and/or officer of the Company on May 28, 1998.
(3) Excludes 5-year options granted under an employment agreement in April 1999 to purchase up to 1,500,000 shares of the Company's common stock, proportioned to vest only after the Company's achievement of certain corporate milestones, exercisable at $.30 per share. Options to purchase 600,000 shares at $.30 per share shall vest following the first fiscal year end in which the Company obtains four or more new celebrity, Company, entity or athlete licenses similar in stature and structure to the eight licenses the Company presently has (the "Licenses") or in which the Company's EBITDA exceeds $300,000; additional options to purchase 300,000 additional shares at $.30 per share shall vest following the first fiscal year end in which the Company obtains a further three new Licenses or more or in which the Company's EBITDA exceeds $500,000; additional options to purchase 300,000 additional shares at $.30 per share shall vest following the first fiscal year end in which the Company obtains a further three new Licenses or more or in which the Company's EBITDA exceeds $700,000; and additional options to purchase 300,000 additional shares at $.30 per share shall vest following the first fiscal year end in which the Company obtains a further three new Licenses or more or in which the Company's EBITDA exceeds $1,000,000. These options are cumulative and are subject to anti-dilution rights. If any milestones are achieved in the same year, all such options shall vest at the time such milestone is achieved. No options have vested.
(4)   Became a director and officer of the Company on July 8, 1999.
(5) On June 2, 1998, the Company issued 300,000 warrants to purchase shares of the Company's common stock to Michael Simon, an independent contractor holding the title of Vice President of Publicity in a non-officer capacity. The warrants are exercisable for six years at $1.00 per share, subject to vesting at a rate of 60,000 per year and subject to other conditions of performance of services to the Company. Presently, 60,000 warrants are exercisable.
(6)   Resigned as a director of the Company on July 6, 1999.
(7)   Resigned on May 28, 1998, pursuant to the reverse acquisition of FFNY.


      None of the options held by those individuals listed in the Summary Compensation Table were exercised in fiscal year 1998. The following table sets forth information concerning the value of unexercised stock options as of December 31, 1998 for those individuals named in the Summary Compensation Table.

         Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

                                                  Number of securities
                        Shares                    underlying unexercised        Value of unexercised
                       Acquired       Value           Options/SARs            in-the-money options/SARs
                         on         realized          at FY-end (#)                 at FY-end ($)(a)
Name                 Exercise (#)      ($)     Exercisable   Unexercisable   Exercisable   Unexercisable
----                 ------------   --------   -----------   -------------   -----------   -------------
Jason Bauer(b)            --            --           --              --            --            --
Peter Zorich              --            --           --              --            --            --
Lisa Bauer                --            --           --              --            --            --
Michael Simon             --            --           --         300,000(c)         --            --
Olympia Dukakis           --            --           --              --            --            --
Russell Ortman            --            --           --              --            --            --
Leona Jamison             --            --           --              --            --            --


(a) The dollar values were calculated by determining the difference between the fair market value at fiscal year-end of the Common Stock underlying the warrants and the exercise price of the warrants. The last sale price of a share of the Company's Common Stock on December 31, 1998 as reported by OTC Bulletin Board was $0.25.
(b) Excludes options to purchase 1,500,000 shares of common stock, exercisable at $.30 per share, granted in April 1999 under an employment agreement, which options vest upon the achievement of certain corporate milestones. No options have vested.
(c) Warrants to purchase 60,000 shares of the Company's common stock became exercisable on June 2, 1999 at $1.00 per share.


Director Compensation
---------------------

      The Company presently does not have a defined compensation plan for members of its Board of Directors. Directors are presently not reimbursed for their reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors and for other expenses incurred in their capacity as directors of the Company. The Company reserves the right to compensate members of the Board of Directors for their services on the Board at reasonable rates, including by issuing stock options, and reimbursement of expenses for their attendance at each Board meeting.

Employment Agreements with Named Executive Officers
---------------------------------------------------

      The Company has an employment agreement with Mr. Bauer to serve as President and Chief Executive Officer for a term of five years ending April
11, 2004. The agreement provides for a current annual salary of $150,000, with cost-of-living adjustments tied to the Consumer Price Index, or such greater annual salary as may be established by the Company's Board of Directors. Commencing in the third year of the employment term, Mr. Bauer's base annual salary shall be increased, each fiscal quarter, to equal at least one percent of the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") in the most recent fiscal year. Under the agreement, Mr. Bauer has been granted 5-year options to purchase up to 1,500,000 shares of the Company's common stock, proportioned to vest only after the Company's achievement of certain corporate milestones, exercisable at $.30 per share. Options to purchase 600,000 shares at $.30 per share shall vest following the first fiscal year end in which the Company obtains four or more new celebrity, Company, entity or athlete licenses similar in stature and structure to the eight licenses the Company presently has (the "Licenses") or in which the Company's EBITDA exceeds $300,000; additional options to purchase 300,000 additional shares at $.30 per share shall vest following the first fiscal year end in which the Company obtains a further three new Licenses or more or in which the Company's EBITDA exceeds $500,000; additional options to purchase 300,000 additional shares at $.30 per share shall vest following the first fiscal year end in which the Company obtains a further three new Licenses or more or in which the Company's EBITDA exceeds $700,000; and additional options to purchase 300,000 additional shares at $.30 per share shall vest following the first fiscal year end in which the Company obtains a further three new Licenses or more or in which the Company's EBITDA exceeds $1,000,000. These options are cumulative and are subject to anti-dilution rights. If any milestones are achieved in the same year, all such options shall vest at the time such milestone is achieved.
Mr. Bauer is also entitled to an annual performance bonus equal to up to fifty percent (50%) of his base salary, or such other amount as the Board of Directors may determine. Mr. Bauer is also entitled to: death benefits of $100,000; medical and dental insurance; up to six (6) weeks vacation in each year fully worked; a fifteen year (15-year) term life insurance policy with a face amount of benefit of $1,000,000 and a beneficiary as designated by Mr. Bauer; an automobile for his exclusive use; reimbursement for reasonable travel and other business related expenses; and other bonuses to be determined by the Board of Directors. In the event of a "change of control" of the Company, Mr. Bauer is entitled to receive a golden parachute payment equal to two hundred and ninety percent (290%) of his "base amount", as defined in Section 280G(3) of the Internal Revenue Code of 1986, as amended, and has the right to terminate the agreement. "Change of control" is defined to be any of the following: (i) a change in the ownership or management of the Company that would be required to be reported in response to certain provisions of the Securities Exchange Act of 1934; (ii) an acquisition (other than directly from the Company) by a person or entity (excluding the Company) of 25% or more of the Company's common stock or the Company's then outstanding voting securities; (iii) a change in a majority of the current Board of Directors (the "Incumbent Board") (excluding any persons approved by a vote of at least a majority of the Incumbent Board other than in connection with an actual or threatened proxy contest); (iv) consummation of a reorganization, merger, consolidation or sale of all or substantially all of the Company's assets (collectively, a "Transaction") other than a Transaction in which all or substantially all of the shareholders of the Company prior to such transaction own, in the same proportion, more than 50% of the voting power of the entity resulting from the Transaction, at least a majority of the board of directors of the resulting entity were members of the Incumbent Board, and after which no person (other than the resulting entity and certain affiliates) beneficially owns 25% or more of the voting power of the resulting entity, except to the extent such ownership existed prior to the Transaction; or (v) the approval by the Company's stockholders of a complete liquidation or dissolution of The Company.

      On June 2, 1998, the Company entered into an agreement with Michael Simon for his services, on an independent contractor basis, to perform services as the Company's publicist. Under the arrangement, the Company issued 300,000 warrants to purchase shares of the Company's common stock to Michael Simon in a transaction deemed to be exempt under Section 4(2) of the Securities Act of 1933. At the time of issuance, Michael Simon was the Company's Vice President of Publicity, in a non-officer capacity. The warrants granted to Mr. Simon are exercisable for six years at $1.00 per share, subject to vesting at a rate of 60,000 warrants per year and subject to other conditions of performance of services to the Company. On July 8, 1999, Michael Simon, in an independent contractor basis, became the Company's Executive Vice President and a director of the Company.

      The Company currently does not have a retirement, pension or profit sharing program, but the Board of Directors may recommend one at a later date.

-----------------------------------------------------------------------------
ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-----------------------------------------------------------------------------

(a)   Transactions with Officers, Directors and Principals
      ----------------------------------------------------

      The Company has a promissory note agreement with Olympia Dukakis, a former director of the Company, pursuant to which she agreed to make loans and extend credit to the Company for up to the sum of $200,000. The promissory note requires the Company to pay interest only, at a variable rate, with the unpaid principal balance due and payable on August 31, 1999. The promissory note was personally guaranteed by two principal shareholders, officers and directors of the Company, Jason Bauer and Peter Zorich. The proceeds of the loan were derived from borrowings by the related party under an arrangement with its bank. The Company paid the loan in full on August 31, 1999.

      On May 28, 1998, the Company completed the acquisition of Famous Fixins, Inc., a privately-held New York corporation formed on November 29, 1995 ("FFNY"). Immediately prior to the acquisition, Jason Bauer was the President, Chairman of the Board, and a principal of FFNY, and Peter Zorich was the Executive Vice President, Secretary, a director, and a principal of FFNY. Pursuant to a Plan and Agreement of Reorganization, the Company issued 5,494,662 shares of common stock to certain shareholders of FFNY which included the controlling shareholders of FFNY, Jason Bauer and Peter Zorich, in a transaction deemed to be exempt under Section 4(2) of the Securities Act of 1933. Pursuant to the reorganization, Jason Bauer, Peter Zorich, and certain non-affiliates of FFNY, exchanged their shares of FFNY for an aggregate of 5,494,662 shares of the Company, on a pro-rata basis. Pursuant to the acquisition, the officers and directors of the Company resigned and elected the FFNY nominees in their places, and FFNY become a majority-owned subsidiary of the Company. Jason Bauer and Peter Zorich had acquired their 95 and 95 common shares, respectively, of FFNY on August 21, 1996 for a total cost of less than $10. On October 29, 1997, FFNY authorized, and on January 23, 1998, FFNY filed, a Certificate of Amendment of the Certificate of Incorporation to change and increase the authorized capital stock of FFNY from 200 common shares, no par value, into 20,000,000 shares of common stock, par value $.001. All the shareholders of FFNY exchanged their collective 200 common shares with no par value, proportionately, for a total of 4,000,000 shares of common stock, par value $.001 per share, of FFNY. Pursuant to the Company's acquisition of FFNY, Jason Bauer, Peter Zorich, and certain non-affiliates exchanged their collective 4,104,328 shares of FFNY (representing approximately 97% of the outstanding shares of FFNY) for an aggregate of 5,494,662 shares of the Company.

      On May 28, 1998, Company exchanged all of the 246,828 warrants of FFNY outstanding for 246,828 warrants of the Company on a one for one basis. As part of the exchange of warrants, the Company issued to Olympia Dukakis 100,000 warrants to purchase shares of the Company's common stock, exercisable for five years at $1.00 per share, in exchange for her 100,000 five year warrants to purchase the common stock of FFNY at $1.00 per share which were granted pursuant to license arrangements. At that time, Olympia Dukakis was a director of the Company, and previously had been a director of FFNY. Olympia Dukakis resigned as a director of the Company on July 6, 1999.

      On June 2, 1998, the Company issued 300,000 warrants to purchase shares of the Company's common stock to Michael Simon, an independent contractor, in a transaction deemed to be exempt under Section 4(2) of the Securities Act of 1933. At the time of issuance, Michael Simon was the Company's Vice President of Publicity, in a non-officer capacity, and he had previously served as Vice President of Publicity of FFNY, in a non-officer capacity.
The warrants are exercisable for six years at $1.00 per share, subject to vesting at a rate of 60,000 per year and subject to other conditions of performance of services to the Company. On July 8, 1999, Michael Simon, in an independent contractor basis, became the Company's Executive Vice President and a director of the Company.

      Jason Bauer and Peter Zorich have an agreement to vote their respective shares for the election of each other as a director of the Company. For the election of any additional director, each of Bauer and Zorich shall vote his shares for the election of each other's designee, provided that at least two directorships shall need to be filled. The agreement also provides that they will vote for the election of Jason Bauer as President and Chief Executive Officer and Peter Zorich as Executive Vice President of the Company. They also agreed not to offer to sell, sell, transfer, assign, hypothecate, pledge or otherwise dispose of any beneficial interest in their voting shares except subject to the terms of the voting agreement, unless prior written consent is obtained from the other party that such shares shall not be subject to the voting agreement or unless the shares are sold to an independent third party in an arms'-length transaction for fair market value. The agreement expires on June 30, 2001, unless earlier terminated by written agreement signed by both parties.

      On April 12, 1999, the Company granted Jason Bauer, pursuant to an employment agreement to serve as President and Chief Executive Officer, 5-year options to purchase up to 1,500,000 shares of the Company's common stock, proportioned to vest only after the Company's achievement of certain corporate milestones, exercisable at $.30 per share. These options are cumulative and are subject to anti-dilution rights. If any milestones are achieved in the same year, all such options shall vest at the time such milestone is achieved.

(c)   Parents of the Company
      ----------------------

      Not applicable.

(d)   Transactions with Promoters
      ---------------------------

      Not applicable.


-----------------------------------------------------------------------------
ITEM 8.  DESCRIPTION OF SECURITIES
-----------------------------------------------------------------------------

(a)   Common Stock
      ------------

      The Company's authorized capital stock consists of twenty five million (25,000,000) shares of Common Stock, par value $.001 per share. As of August 30, 1999, the Company has 10,462,624 shares of Common Stock issued and outstanding.

Dividend Policy
---------------

      The Company has never declared or paid any cash dividends. The Company currently anticipates that all of its earnings will be retained for the Company's operations and development of the Company's business. The Company does not anticipate paying any cash dividends in the foreseeable future. Any future cash dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other factors, the Company's future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and such other factors as the Board of Directors may deem relevant.

      The holders of the outstanding shares of Common Stock are entitled to share ratably in all dividends at such times and in such amounts as the Board of Directors may from time to time determine out of assets legally available. Upon the liquidation, dissolution, or winding up of the Company, the assets legally available for distribution to the shareholders will be distributed equally among the holders of the Common Stock.

Voting Rights
-------------

      The holders of the Common Stock are entitled to cast one vote for each share held of record on all matters presented to the shareholders, including the election of the Company's directors and all other matters submitted to the vote of the shareholders.

No Cumulative Voting
--------------------

      The holders of the Common Stock do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the outstanding shares voting for the election of the Company's directors can elect all of the directors, and, if that occurs, the holders of the remaining shares of Common Stock will be unable to elect any of the directors.

Preemption Rights
-----------------

      The Company's certificate of incorporation does not provide that the holders of the Company's shares have any preemptive right.

Material Rights of Holders of Common Stock
------------------------------------------

     The annual meeting shall be held on the date fixed, from time to time, by the directors. A special meeting shall be held on the date fixed by the directors except when the Business Corporation Law confers the right to fix the date upon shareholders. Annual meetings may be called by the directors or by any officer instructed by the directors to call the meeting. Special meetings may be called in like manner except when the directors are required by the Business Corporation Law to call a meeting, or except when the shareholders are entitled by said Law to demand the call of a meeting.

     Written notice of all meetings shall be given, stating the place, date, and hour of the meeting, and, unless it is an annual meeting, indicating that it is being issued by or at the direction of the person or persons calling the meeting. The notice of an annual meeting shall state that the meeting is called for the election of directors and for the transaction of other business which may properly come before the meeting, and shall (if any other action which could be taken at a special meeting is to be taken at such annual meeting) state the purpose or purposes. The notice of a special meeting shall in all instances state the purpose or purposes for which the meeting is called; and, at any such meeting, only such business may be transacted which is related to the purpose or purposes set forth in the notice.

     If any action is proposed to be taken which would, if taken, entitle shareholders to receive payment for their shares, the notice shall include a statement of that purpose and to that effect and shall be accompanied by a copy of Section 623 of the Business Corporation Law or an outline of its material terms.

     Notice of a meeting need not be given to any shareholder who submits a signed waiver of notice before or after the meeting. The attendance of a shareholder at a meeting without protesting prior to the conclusion of the meeting the lack of notice of such meeting shall constitute a waiver of notice by him.

     Whenever under the provisions of the Business Corporation Law shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, in accordance with the provisions of Section 615 of the Business Corporation Law.

     The number of directors constituting the Board of Directors shall be at least one, but such number may be fixed from time to time by action of the shareholders or of the directors, or, if the number is not so fixed, the number shall be one. The number of directors may be increased or decreased by action of shareholders or of the directors, provided that any action of the directors to effect such increase or decrease shall require the vote of a majority of the entire Board.

     No call shall be required for regular meetings for which the time and place have been fixed. Special meetings may be called by or at the direction of the Chairman of the Board, if any, of the President, or of a majority of the directors in office.

     Any or all of the directors may be removed for cause or without cause by the shareholders. One or more of the directors may be removed for cause by the Board of Directors.

     Any action required or permitted to be taken by the Board of Directors or by any committee thereof may be taken without a meeting if all of the members of the Board of Directors or of any committee thereof consent in writing to the adoption of a resolution authorizing the action.

     The shareholders entitled to vote in the election of directors or the directors upon compliance with any statutory requisite may amend or repeal the By-Laws and may adopt new By-Laws, except that the directors may not amend or repeal any By-Law or adopt any new By-Law, the statutory control over which is vested exclusively in the said shareholders or in the incorporators. By-Laws adopted by the incorporators or directors may be amended or repealed by the said shareholders.

      Restricted shares of common stock may not be sold unless they are registered or are sold pursuant to an applicable exemption from registration, including pursuant to Rule 144.

      The Company intends to furnish its shareholders with annual reports containing financial statements for each fiscal year and such other period reports as it may deem appropriate or as required by law.

Provisions Regarding Change of Control
--------------------------------------

      The Company's Certificate of Incorporation and By-laws do not contain any provisions that are designed to delay, defer or prevent a change in control of the Company. The Board of Directors is not presently aware of any takeover attempts of the Company and is not aware of any agreements that exist in the event of a change of control. The Board is Directors does not have any current plans to propose any changes to the charter documents or corporate structure that would have an anti-takeover purpose or effect.

      New York has enacted a business combination statute that is contained in Section 912 of the New York Business Corporation Law. Section 912 provides, among other things, that any person who acquires twenty percent or more of a corporation's outstanding voting stock (an "Interested Shareholder") may not engage in a wide range of "business combinations" with the corporation for a period of five years of the control acquisition date unless the transaction was approved by the corporation's board of directors prior to the control acquisition date. A "business combination" is defined to include: (i) mergers or consolidations of a corporation with or to an Interested Shareholder; (ii) certain transactions to or with an Interested Shareholder of ten percent or more (a) of the aggregate market value of the corporation's assets, (b) of the aggregate market value of the corporation's outstanding stock, or (c) of the corporation's earning power or net income;
(iii) certain transactions resulting in the issuance or transfer to the Interested Stockholder of five percent or more of the market value of the corporation's outstanding stock; (iv) the adoption of any plan or proposal of an Interested Shareholder for the liquidation or dissolution of the corporation; (v) certain transactions resulting in increasing the proportionate share of the voting stock of the corporation owned by an Interested Shareholder; or (vi) the receipt by an Interested Shareholder (except proportionately as a shareholder) of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      These restrictions do not apply under certain circumstances if the corporation's certificate of incorporation or bylaws contain a provision expressly electing not to be governed by Section 912. The Company's certificate of incorporation and By-laws do not contain any provision electing not to be governed by Section 912. The Board of Directors of the Company believes that the provisions of Section 912 will help ensure that a change in control of the Company does not occur without the consent of the Board of Directors or the stockholders, or both, and will encourage any person who seeks to acquire control of the Company to do so by a negotiated transaction.

(b)   Options and Warrants

      As of August 30, 1999, the Company has options and warrants to purchase up to 2,566,828 shares of common stock, exercisable at prices of $.15 to $2.25, issued and outstanding, of which 826,828 options and warrants are presently exercisable. Each option and each warrant entitles the holder to purchase one share of common stock. On July 22, 2000, 20,000 warrants expire. On May 28, 2003, 246,828 warrants expire. On January 1, 2004, 30,000 warrants expire. Between April 2004 and May 2004, 470,000 options and warrants expire. On April 12, 2004, 1,500,000 options (of which no warrants have vested) expire. On June 2, 2004, 300,000 warrants (of which 60,000 warrants have vested) expire.

      The warrant certificates provide that in the event of a registered public offering of at least three million dollars in securities as calculated therein, the Company shall use reasonable efforts to file a registration statement under the Act which shall include the shares underlying the warrants within ten months of the effective date of the public offering. The Company shall bear the expenses of such registration, including but not limited to legal, accounting and printing fees. The warrants are redeemable, at the discretion of the Company, for $.10 per underlying share, commencing the day following the thirtieth consecutive business day during which the Company's common stock has traded at prices in excess of a specified price per share with weekly volume of such trading being in excess of the total number of shares represented by the warrant certificate.

      Pursuant to a contract, the Company is obligated to register options to purchase 100,000 shares of common stock, such registration anticipated to be no later than November 30, 1999.

(c)   Shares Eligible for Future Sale

      As of August 6, 1999, the Company has outstanding 10,462,624 shares of Common Stock. Of the total outstanding shares of Common Stock, 4,211,828 shares of Common Stock were restricted securities and 6,252,796 shares of Common Stock are freely tradable without restriction or further registration under the Securities Act of 1933 (the "Act").

      If the conditions of Rule 144 have been met, beginning as of May 29, 1999, subject to the volume limitations imposed under Rule 144, up to 4,115,328 shares of Common Stock held by affiliates of the Company, including those held by the executive officers and directors of the Company, were eligible for sale under Rule 144. Beginning on July 11, 1999 to August 7, 1999, up to 96,500 additional shares of Common Stock, sold in the Company's prior securities offering, will be eligible for sale, including those eligible for sale under Rule 144.

      In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned "restricted securities" for at least one year in entitled to sell in "brokers' transactions" or to market makers, within any three-month period, a number of those shares that do not exceed the grater of 1% of the shares of Common Stock then outstanding or the average weekly trading volume of the Common Stock on any national securities exchange and/or reported through the automated quotation system of a registered securities association during the four calendar weeks immediately preceding the filing of the notice required by Rule 144 or, if no such notice is required during the four calendar weeks preceding the date of receipt by a broker of the order to execute the transaction or the date of execution of such transaction directly with a market maker. Sales under Rule 144 are also subject to other requirements, including the Company's obligation to file all required periodic reports on a timely basis.

      Restricted shares of Common Stock may be sold pursuant to Rule 144 subject to the limitations described in the preceding paragraph. Restricted shares of Common Stock held for two years and not then held by affiliates of the Company or persons who were affiliates at any time within three months prior thereto, may be sold without regard to the volume limitations or methods of sale restrictions under Rule 144(k). The foregoing summary of Rule 144 is not intended to be a complete description thereof.

                                   PART II

-----------------------------------------------------------------------------
ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
         AND OTHER SHAREHOLDER MATTERS
-----------------------------------------------------------------------------

(a)   Market Information
      ------------------

      Beginning on September 9, 1998, the Common Stock of the Company was quoted on the OTC Bulletin Board under the symbol "FIXN". The following table sets forth for the periods indicated, the high and low closing bid prices for the Common Stock as reported by the OTC Bulletin Board.

Fiscal Year 1998

      Quarter Ended               High        Low
      -------------               ------      ------
      September 30                $1.75       $1.00
      December 31                 $1.25       $0.25

Fiscal Year 1999

      Quarter Ended               High        Low
      -------------               ------      ------
      March 31                    $1.625      $0.375
      June 30                     $0.67       $0.350


      The foregoing quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

(b)  Holders
     -------

     The approximate number of holders of record of the Company's Common Stock at June 28, 1999 was 84, without including the beneficial owners of shares of common stock held in street name. However, the Company estimates that there were approximately 1,252 beneficial holders of the Company's Common Stock as of that date.

(c)  Dividends
     ---------

      No cash dividends have been declared by the Company. The Company currently anticipates that all of its earnings will be retained for development of the Company's business, and does not anticipate paying any cash dividends in the foreseeable future. Future cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and such other factors as the Board of Directors may deem relevant.

-----------------------------------------------------------------------------
ITEM 2.  LEGAL PROCEEDINGS
-----------------------------------------------------------------------------

     The Company is not a party to, and none of the Company's property is subject to, any pending or threatened legal or governmental proceedings that will have a materially adverse affect upon the Company's financial condition or operation.

-----------------------------------------------------------------------------
ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
-----------------------------------------------------------------------------

      The Company did not have an independent certified accountant from April 30, 1996 to May 28, 1998, during which time period the Company had no material operations. On May 28, 1998, the Company acquired Famous Fixins, Inc. ("FFNY"), and the Board of Directors approved the election to retain the services of FFNY's independent certified accountants, Freeman and Davis LLP, who have served as FFNY's sole principal accountants since May 25, 1997. The principal accountant's report on the financial statements does not contain an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principles.

-----------------------------------------------------------------------------
ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
-----------------------------------------------------------------------------

      On May 28, 1998, the Company completed the acquisition Famous Fixins, Inc., a privately-held New York corporation formed on November 29, 1995 ("FFNY"). Pursuant to a Plan and Agreement of Reorganization, the Company issued 5,494,662 shares of common stock to certain shareholders of FFNY which included the controlling shareholders of FFNY, Jason Bauer and Peter Zorich, in a transaction deemed to be exempt under Section 4(2) of the Securities Act of 1933. Pursuant to the reorganization, Jason Bauer, Peter Zorich, and certain non-affiliates exchanged their collective shares of FFNY, on a pro-rata basis, for 2,409,747, 2,409,747, and 674,968 unregistered and restricted shares of the Company, respectively.

      On May 28, 1998, the Company issued 246,828 warrants to purchase shares of the Company's common stock to all of the holders of warrants of FFNY in exchange for their aggregate of 246,828 warrants to purchase the common stock of FFNY in a transaction deemed to be exempt under Section 4(2) of the Securities Act of 1933. Dan Brecher has 69,552 warrants exercisable for five years at $.90 per share. Fischbein Badillo Wagner Harding has 34,776 warrants exercisable for five years at $.90 per share. Erik Estrada has 35,000 warrants exercisable for five years at $.90 per share. Olympia Dukakis has 100,000 warrants exercisable for five years at $1.00 per share. Diana Goldstein has 7,500 warrants exercisable for five years at $1.00.

      On May 28, 1998, the Company issued 11,000 shares of unregistered and restricted common stock to Weinstein Otterman in exchange for services rendered to the Company in a transaction deemed to be exempt under Section 4(2) of the Securities Act of 1933.

      On June 2, 1998, the Company issued 300,000 warrants to purchase shares of the Company's common stock to Michael Simon, an independent contractor, in a transaction deemed to be exempt under Section 4(2) of the Securities Act of 1933. Michael Simon was the Company's Vice President of Publicity, in a non-officer capacity, at the time of the issuance. The warrants are exercisable for six years at $1.00 per share, subject to vesting at a rate of 60,000 per year and subject to other conditions of performance of services to the Company.

      Between June 1998 and July 1998, the Company issued 255,000 shares of common stock pursuant to a securities offering deemed to be exempt under Rule 504 of Regulation D under the Securities Act of 1933, for a total of $255,000. The securities offering was conducted by the Company's officers and directors who were not paid commissions or other forms of remuneration. No underwriters' fees or commissions were paid in the transactions.

      In July 1998, the Company issued 132,711 shares of common stock to the shareholders of FFNY in exchange for 132,711 shares of common stock of FFNY, which represented all of the outstanding and issued shares of FFNY not already held by the Company, pursuant to transactions deemed to be exempt under Rule 504 of Regulation D under the Securities Act of 1933. The securities offering was conducted by the Company's officers and directors who were not paid commissions or other forms of remuneration. No underwriters fees or commissions were paid in the transactions.

      On July 14, 1998, the Company issued 37,500 shares of common stock to Marvin Kaplan in exchange for services rendered to the Company in a transaction deemed to be exempt under Rule 504 of Regulation D under the Securities Act of 1933.

      On July 22, 1998, the Company issued to ATG Limited 87,500 shares of common stock and 40,000 warrants to purchase the Company's common stock for services rendered to the Company pursuant to a service agreement in a transaction deemed to be exemption under Section 4(2) of the Securities Act of 1933. The warrants were issued as follows: 10,000 warrants were exercisable for one year at $1.50 per share and have expired; 10,000 warrants were exercisable for one year at $1.25 and have expired; 10,000 warrants are exercisable for two years at $2.00; and 10,000 warrants are exercisable for two years at $2.25 per share.

      Between July 1998 and August 1998, the Company issued 5,000 shares of common stock in exchange for services rendered to the Company in a transaction deemed to be exempt under Section 4(2) of the Securities Act of 1933.

      On October 8, 1998, the Company issued 20,000 warrants to purchase shares of common stock to Brighton Venture Corp., exercisable at $1.00 per share and expiring on January 1, 2003, in exchange for services rendered to the Company in a transaction deemed to be exemption under Section 4(2) of the Securities Act of 1933.

      Between December 1998 and April 1999, the Company sold 3,162,066 shares of common stock, at prices ranging from $.10 to $.25 per share, pursuant to a securities offering deemed to be exempt under Rule 504 of Regulation D under the Securities Act of 1933, for a total of $428,310. No underwriters fees or commissions were paid in the transactions.

      On February 10, 1999, the Company issued to Stockplayer.com 1,000,000 shares of the Company's common stock as consideration pursuant to service agreement in a transaction deemed to be exempt under Rule 504 of Regulation D under the Securities Act of 1933.

      On April 12, 1999, the Company issued 10,000 warrants to purchase shares of common stock to Brighton Venture Corp., exercisable at $1.00 per share and expiring on January 1, 2003, in exchange for services rendered to the Company in a transaction deemed to be exemption under Section 4(2) of the Securities Act of 1933.

      On April 12, 1999, the Company entered into an employment with Mr. Bauer to serve as President and Chief Executive Officer for a term of five years ending April 11, 2004. Under the agreement, Mr. Bauer has been granted 5-year options to purchase up to 1,500,000 shares of the Company's common stock, proportioned to vest only after the Company's achievement of certain corporate milestones, exercisable at $.30 per share. Options to purchase 600,000 shares at $.30 per share shall vest following the first fiscal year end in which the Company obtains four or more new celebrity, Company, entity or athlete licenses similar in stature and structure to the eight licenses the Company presently has (the "Licenses") or in which the Company's EBITDA exceeds $300,000; additional options to purchase 300,000 additional shares at $.30 per share shall vest following the first fiscal year end in which the Company obtains a further three new Licenses or more or in which the Company's EBITDA exceeds $500,000; additional options to purchase 300,000 additional shares at $.30 per share shall vest following the first fiscal year end in which the Company obtains a further three new Licenses or more or in which the Company's EBITDA exceeds $700,000; and additional options to purchase 300,000 additional shares at $.30 per share shall vest following the first fiscal year end in which the Company obtains a further three new Licenses or more or in which the Company's EBITDA exceeds $1,000,000. These options are cumulative and are subject to anti-dilution rights. If any milestones are achieved in the same year, all such options shall vest at the time such milestone is achieved.

      Between April 1, 1999 and May 31, 1999, the Company issued to the Tufton Group, Samma Sosa, Alex Rodriguez, Ken Caminiti, Craig Biggio, Jeff Bagwell, Killer Bee, Inc. and a designated charity, Derek Jeter, Jake Plummer, Peyton Manning, and Alonzo Mourning, pursuant to license agreements, an aggregate of 390,000 warrants and options to purchase the Company's common stock, exercisable for five years at prices of $.15 to $.50 per share, in transactions deemed to be exemption under Section 4(2) of the Securities Act of 1933.

      On April 22, 1999, the Company issued to each of Albert Ferreira, Michael Lewittes and Robert Zarem for services rendered, 10,000 warrants to purchase the Company's common stock exercisable for five years at $.40 per share in a transaction deemed to be exemption under Section 4(2) of the Securities Act of 1933.

      As of August 30, 1999, 10,462,624 shares of the Company's common stock were issued and outstanding, and options and warrants to purchase up to 2,566,828 shares of common stock were issued and outstanding, of which 826,828 options and warrants are presently exercisable.

-----------------------------------------------------------------------------
ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
-----------------------------------------------------------------------------

      The Company's Certificate of Incorporation provides: the Company shall, to the fullest extent permitted by Article 7 of the Business Corporation Law, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Article from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said Article, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which any person may be entitled under any By-Law, resolution of shareholders, resolution of directors, agreement, or otherwise, as permitted by said Article, as to action in any capacity in which he served at the request of the corporation.

      Article 7 of the Business Corporation Law provides the following:

            Section 721. Nonexclusivity of statutory provisions for indemnification of directors and officers. The indemnification and advancement of expenses granted pursuant to, or provided by, this article shall not be deemed exclusive of any other rights to which a director or officer seeking indemnification or advancement of expenses may be entitled, whether contained in the certificate of incorporation or the by-laws or, when authorized by such certificate of incorporation or by-laws, (i) a resolution of shareholders, (ii) a resolution of directors, or (iii) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. Nothing contained in this article shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

            Section 722. Authorization for indemnification of directors and officers.

               (a) A corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

               (b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contenders, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interest of the corporation or that he had reasonable cause to believe that his conduct was unlawful.

               (c) A corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

               (d) For the purpose of this section, a corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed, by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

            Section 723. Payment of indemnification other than by court award.

               (a) A person who has been successful, on the merits or otherwise, in the defense of a civil or criminal action or proceeding of the character described in section 722 shall be entitled to indemnification as authorized in such section.

               (b) Except as provided in paragraph (a), any indemnification under section 722 or otherwise permitted by section 721, unless ordered by a court under section 724 (Indemnification of directors and officers by a court), shall be made by the corporation, only if authorized in the specific case:

                  (1) By the board acting by a quorum consisting of directors who are not parties to such action or proceeding upon a finding that the director or officer has met the standard of conduct set forth in section 722 or established pursuant to section 721, as the case may be, or,

                  (2) If a quorum under subparagraph (1) is not obtainable or, even if obtainable, a quorum of disinterested directors so directs;

                     (A) By the board upon the opinion in writing of independent legal counsel that indemnification is proper in the circumstances because the applicable standard of conduct set forth in such sections has been met by such director or officer, or

                     (B) By the shareholders upon a finding that the director or officer has met the applicable standard of conduct set forth in such sections.

                     (C) Expenses incurred in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount as, and to the extent, required by paragraph (a) of section 725.

            Section 724. Indemnification of directors and officers by a court.

               (a) Notwithstanding the failure of a corporation to provide indemnification, and despite and contrary resolution of the board or of the shareholders in the specific case under section 723 (Payment of indemnification other than by court award), indemnification shall be awarded by a court to the extent authorized under section for indemnification of directors and officers), 722 (Authorization for indemnification of directors and officers) and paragraph (a) of section 723. Application therefor may be made, in every case, either:

                   (1) In the civil action or proceeding in which the expenses were incurred or other amounts were paid, or

                   (2) To the supreme court in a separate proceeding, in which case the application shall set forth the disposition of any previous application made to any court for the same or similar relief and also reasonable cause for the failure to make application for such relief in the action or proceeding in which the expenses were incurred or other amounts were paid.

               (b) The application shall be made in such manner and form as may be required by the applicable rules of court or, in the absence thereof, by direction of a court to which it is made. Such application shall be upon notice to the corporation. The court may also direct that notice be given at the expense of the corporation to the shareholders and such other persons as it may designate in such manner as it may require.

               (c) Where indemnification is sought by judicial action, the court may allow a person such reasonable expenses, including attorneys' fees, during the pendency of the litigation as are necessary in connection with his defense therein, if the court shall find that the defendant has by his pleadings or during the course of the litigation raised genuine issues of fact or law.

            Section 725. Other provisions affecting indemnification of directors and officers.

               (a) All expenses incurred in defending a civil or criminal action or proceeding which are advanced by the corporation under paragraph
(c) of section 723 (Payment of indemnification other than by court award) or allowed by a court under paragraph (c) of section 724 (Indemnification of directors and officers by a court) shall be repaid in case the person receiving such advancement or allowance is ultimately found, under the procedure set forth in this article, not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced by the corporation or allowed by the court exceed the indemnification to which he is entitled.

               (b) No indemnification, advancement or allowance shall be made under this article in any circumstance where it appears:

                  (1) That the indemnification would be inconsistent with the law of the jurisdiction of incorporation of a foreign corporation which prohibits or otherwise limits such indemnification;

                  (2) That the indemnification would be inconsistent with a provision of the certificate of incorporation, a by-law, a resolution of the board or of the shareholders, an agreement or other proper corporate action, in effect at the time of the accrual of the alleged cause of action asserted in the threatened or pending action or proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

                  (3) If there has been a settlement approved by the court, that the indemnification would be inconsistent with any condition with respect to indemnification expressly imposed by the court in approving the settlement.

               (c) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or action by the shareholders, the corporation shall, not later than the next annual meeting of shareholders unless such meeting is held within three months from the date of such payment, and, in any event, within fifteen months from the date of such payment, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

               (d) If any action with respect to indemnification of directors and officers is taken by way of amendment of the by-laws, resolution of directors, or by agreement, then the corporation shall, not later than the next annual meeting of shareholders, unless such meeting is held within three months from the date of such action, and, in any event, within fifteen months from the date of such action, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the action taken.

               (e) Any notification required to be made pursuant to the foregoing paragraph (c) or (d) of this section by any domestic mutual insurer shall be satisfied by compliance with the corresponding provisions of section one thousand two hundred sixteen of the insurance law.

               (f) The provisions of this article relating to indemnification of directors and officers and insurance therefor shall apply to domestic corporations and foreign corporations doing business in this state, except as provided in section 1320 (Exemption from certain provisions).

            Section 726. Insurance for indemnification of directors and officers.

               (a) Subject to paragraph (b), a corporation shall have power to purchase and maintain insurance:

                  (1) To indemnify the corporation for any obligation which it incurs as a result of the indemnification of directors and officers under the provisions of this article, and

                  (2) To indemnify directors and officers in instances in which they may be indemnified by the corporation under the provisions of this article, and

                  (3) To indemnify directors and officers in instances in which they may not otherwise be indemnified by the corporation under the provisions of this article provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the superintendent of insurance, for a retention amount and for co-insurance.

               (b) No insurance under paragraph (a) may provide for any payment, other than cost of defense, to or on behalf of any director or officer:

                  (1) if a judgment or other final adjudication adverse to the insured director or officer establishes that his acts of active and deliberate dishonesty were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled, or

                  (2) in relation to any risk the insurance of which is prohibited under the insurance law of this state.

               (c) Insurance under any or all subparagraphs of paragraph (a) may be included in a single contract or supplement thereto. Retrospective rated contracts are prohibited.

               (d) The corporation shall, within the time and to the persons provided in paragraph (c) of section 725 (Other provisions affecting indemnification of directors or officers), mail a statement in respect of any insurance it has purchased or renewed under this respesection, specifying the insurance carrier, date of the contract, cost of the insurance, corporate positions insured, and a statement explaining all sums, not previously reported in a statement to shareholders, paid under any indemnification insurance contract.

               (e) This section is the public policy of this state to spread the risk of corporate management, notwithstanding any other general or special law of this state or of any other jurisdiction including the federal government.

      The Company's Certificate of Incorporation further provides: personal liability of the directors of the Company is eliminated to the fullest extent permitted by the provisions of paragraph (b) of Section 402 of the Business Corporation Law, as the same may be amended and supplemented.

      Section 402(b) of the Business Corporation Law provides: the certificate of incorporation may set forth a provision eliminating or limiting the personal liability of directors to the corporation or its shareholders for damages for any breach of duty in such capacity, provided that no such provision shall eliminate or limit: (1) the liability of any director if a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated section 719, or (2) the liability of any director for any act or omissions prior to the adoption of a provision authorized by this paragraph.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                   PART F/S


Index to Financial Statements

Financial Statements For Year Ended December 31, 1998
   Independent Auditors' Report
   Exhibit  "A"  -  Balance Sheets
   Exhibit  "B"  -  Statements Of Operations
   Exhibit  "C"  -  Statements Of Cash Flows
   Exhibit  "D"  -  Statements Of Stockholders' Equity (Deficit)
   Notes To Financial Statements

Interim Financial Statements For Six Month Period
Ended June 30, 1999 (Unaudited)
   Interim Balance Sheet (Unaudited)
   Interim Statement of Operations (Unaudited)
   Interim Statement of Cash Flows (Unaudited)
   Interim Statement of Stockholders' Equity (Unaudited)
   Notes to Interim Financial Statements

                         FAMOUS FIXINS, INC.

                         FINANCIAL STATEMENTS





                          TABLE OF CONTENTS
                          -----------------


                                                                       PAGE
                                                                       ----
FINANCIAL STATEMENTS:

   INDEPENDENT AUDITORS' REPORT                                          1

   EXHIBIT  "A"  -  BALANCE SHEETS                                       2

   EXHIBIT  "B"  -  STATEMENTS OF OPERATIONS                             3

   EXHIBIT  "C"  -  STATEMENTS OF CASH FLOWS                             4

   EXHIBIT  "D"  -  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)         5

   NOTES TO FINANCIAL STATEMENTS                                       6 - 16

                              [letterhead of
                            FREEMAN & DAVIS LLP
                        CERTIFIED PUBLIC ACCOUNTANTS]



                        INDEPENDENT AUDITORS' REPORT
                        ----------------------------


To the Board of Directors and Stockholders of Famous Fixins, Inc.:

      We have audited the accompanying balance sheets of Famous Fixins, Inc. as of December 31, 1998 and 1997, and the related statements of operations, cash flows and stockholders' equity (deficit) for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Famous Fixins, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred substantial losses from operations and has deficiencies in working capital and stockholders' equity, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in
Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.



New York, New York                                   /s/  Freeman & Davis LLP
July 29, 1999


                                      1

                         FAMOUS FIXINS, INC.
                            BALANCE SHEETS

                                                                          DECEMBER 31,
                                                                  -------------------------
                                                                     1998           1997
                                                                  ----------     ----------
                  A S S E T S
                  -----------

CURRENT ASSETS
--------------
   Cash and cash equivalents                                      $  19,500     $    9,522
   Accounts receivable, less allowance for doubtful
      accounts of $5,000 in 1997                                     13,613         13,419
   Merchandise inventory                                             27,420         61,186
   Prepaid expenses                                                  50,000          2,227
                                                                  ---------      ---------

     TOTAL CURRENT ASSETS                                           110,533         86,354
                                                                  ---------      ---------

PLANT AND EQUIPMENT
-------------------
   Furniture and fixtures                                             9,309
   Machinery and equipment                                            9,406          6,304
                                                                  ---------      ---------
                                                                     18,715          6,304
     Less: Accumulated depreciation                                   3,578          1,261
                                                                  ---------      ---------

     NET PLANT AND EQUIPMENT                                         15,137          5,043
                                                                  ---------      ---------

OTHER ASSETS
------------
   Security deposits                                                  2,400
   Costs incurred in connection with a securities
      offering in progress                                                          14,775
                                                                  ---------      ---------

     TOTAL OTHER ASSETS                                               2,400         14,775
                                                                  ---------      ---------

                                                                  $ 128,070      $ 106,172
                                                                  =========      =========

      The accompanying notes are an integral part of these financial statements.

                                                                EXHIBIT "A"

                                                                         DECEMBER 31,
                                                                  -------------------------
                                                                     1998           1997
                                                                  ----------     ----------
              LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
              ----------------------------------------------

CURRENT LIABILITIES
-------------------
   Current installments of long-term note payable to bank         $   15,432     $
   Note payable to related party                                     134,303       197,261
   Accounts payable and accrued expenses                             134,138       129,959
   Taxes payable - other than on income                                1,643         1,164
   Income taxes payable                                                  625           625
   Subscribers' deposits on common stock, net                        12,500
   Due to stockholders                                                              11,154
                                                                  ---------      ---------

     TOTAL CURRENT LIABILITIES                                      298,641        340,163
                                                                  ---------      ---------

LONG-TERM LIABILITY
-------------------
   Long-term note payable to bank, net of current installments       25,253
                                                                  ---------      ---------

STOCKHOLDERS' EQUITY (DEFICIT)
------------------------------
   Common stock, $.001 par value per share:
      Authorized                 25,000,000 shares
      Issued and outstanding
            6,883,891 shares in 1998; 6,105,180 shares in 1997        6,883          6,105
   Additional paid-in capital (deficit)                             486,764         (5,095)
   Accumulated deficit                                             (689,471)      (235,001)
                                                                  ---------      ---------

     TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                          (195,824)      (233,991)

                                                                  ---------      ---------

                                                                  $ 128,070      $ 106,172
                                                                  =========      =========









                                      -60-

                                                                EXHIBIT  "B"
                         FAMOUS FIXINS, INC.
                       STATEMENTS OF OPERATIONS


                                                                      YEAR ENDED DECEMBER 31,
                                                      ------------------------------------------------------
                                                             1 9 9 8                        1 9 9 7
                                                      ---------------------          -----------------------
                                                                      % OF                           % OF
                                                                       NET                            NET
                                                       AMOUNT         SALES           AMOUNT         SALES
                                                      ---------       -----          ----------      ------

NET SALES                                             $ 276,006       100.0%         $ 358,791       100.0%
                                                      ---------       -----          ---------       -----

COST OF GOODS SOLD
------------------
   Merchandise inventory at beginning of year            61,186        22.2
   Purchases                                            154,878        56.1            245,388        68.4
   Other direct costs                                     4,499         1.6             10,499         3.0
                                                      ---------       -----          ---------       -----
                                                        220,563        79.9            255,887        71.4
      Less: Merchandise inventory at end of year         27,420         9.9             61,186        17.1
                                                      ---------       -----          ---------       -----

TOTAL COST OF GOODS SOLD                                193,143        70.0            194,701        54.3
                                                      ---------       -----          ---------       -----

GROSS PROFIT ON SALES                                    82,863        30.0            164,090        45.7

OTHER INCOME - MANAGEMENT AND
   DISTRIBUTION SERVICES                                 35,347        12.8

TOTAL INCOME                                            118,210        42.8            164,090        45.7
                                                      ---------       -----          ---------       -----

OPERATING EXPENSES
------------------
   Selling expenses                                     383,780       139.0            305,416        85.1
   General and administrative expenses                  174,205        63.1             62,474        17.4
   Interest expense, net                                 14,026         5.1              6,932         1.9
                                                      ---------       -----          ---------       -----

TOTAL OPERATING EXPENSES                                572,011       207.2            374,822       104.4
                                                      ---------       -----          ---------       -----

OPERATING LOSS BEFORE PROVISION
   FOR INCOME TAXES                                    (453,801)     (164.4)          (210,732)      (58.7)

PROVISION FOR INCOME TAXES                                  669          .2                950          .3
                                                      ---------       -----          ---------       -----

NET LOSS                                              $(454,470)     (164.6)%        $(211,682)      (59.0)%
                                                      =========       =====          =========       =====

Net loss per common share, basic                         $(0.07)                        $(0.03)
Net loss per common share, assuming full dilution        $(0.07)                        $(0.03)
Weighted average number of common shares
   outstanding:
      Basic                                           6,458,266                      6,105,180
      Assuming full dilution                          6,458,266                      6,105,180


      The accompanying notes are an integral part of these financial statements.

                                                               EXHIBIT  "C"
                         FAMOUS FIXINS, INC.
                       STATEMENTS OF CASH FLOWS

                                                                          DECEMBER 31,
                                                                  -------------------------
                                                                     1998           1997
                                                                  ----------     ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                       $(454,470)     $(211,682)
   Adjustments to reconcile net loss to net cash used in
      operating activities:
         Noncash items:
            Depreciation                                              2,317          1,261
            Value of common stock issued for services
               received by the Company                              138,500
          Changes in working capital                                 (9,543)        54,916
          Increase in security deposits                              (2,400)
                                                                  ---------      ---------

NET CASH USED IN OPERATING ACTIVITIES                              (325,596)      (155,505)
                                                                  ---------      ---------

CASH FLOWS USED IN INVESTING ACTIVITIES:
   Payments for plant and equipment additions                        (8,936)        (6,304)
                                                                  ---------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of common stock, net                      365,437
   Proceeds of long-term debt                                        50,000
   Repayments of long-term debt                                      (9,315)
   Proceeds (payments) of note payable to related party - net       (62,958)       177,708
   Increase (decrease) in stockholders loans                        (11,154)         7,350
   Costs incurred in connection with a securities offering
      in progress                                                                  (13,775)
   Subscribers' deposits on common stock, net                        12,500
                                                                  ---------      ---------

NET CASH PROVIDED BY FINANCING ACTIVITIES                           344,510        171,283
                                                                  ---------      ---------

NET INCREASE IN CASH AND CASH EQUIVALENTS                             9,978          9,474

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                        9,522             48
                                                                  ---------      ---------

CASH AND CASH EQUIVALENTS AT END OF YEAR                          $  19,500      $   9,522
                                                                  =========      =========

      The accompanying notes are an integral part of these financial statements.
                                      4

                                                                EXHIBIT  "D"

                         FAMOUS FIXINS, INC.
             STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                  TWO YEARS ENDED DECEMBER 31, 1998

                                                                                            Additional
                                                                     Common Stock             Paid-In
                                                                                              Capital      Accumulated
                                                   Total         Shares         Amount       (Deficit)       Deficit
                                                 ---------      ---------     ----------     ----------    ------------
BALANCE - JANUARY 1, 1997                        $                610,518        $  611       $   (611)     $    -

Retroactive recognition to January 1,
   1997 of May 28, 1998 reorganization
   whereby 5,494,662 common
   shares were issued in exchange
   for 4,104,328 common shares of
   the New York Subsidiary                         (22,309)     5,494,662         5,494         (4,484)       (23,319)

Net loss for 1997                                 (211,682)                                                  (211,682)
                                                 ---------      ---------         -----       --------      ---------

BALANCE - DECEMBER 31, 1997,
   AS ADJUSTED                                    (233,991)     6,105,180         6,105         (5,095)      (235,001)

Issuance in June, 1998, of common
   shares on a one for one basis for
   common shares sold in January
   1998 by the New York Subsidiary
   in its securities offering                      102,265        132,711           133        102,132

Issuance of common shares for
  goods and services received                      141,975        141,000           140        141,835

Issuance of common shares in a

  securities offering in July, 1998 - net          211,953        255,000           255        211,698

Issuance of common shares in a
   securities offering in December
   1998 - net                                       36,444        250,000           250         36,194

Net loss for 1998                                 (454,470)                                                  (454,470)
                                                 ---------      ---------        ------       --------      ---------

BALANCE - DECEMBER 31, 1998                      $(195,824)     6,883,891        $6,883       $486,764      $(689,471)
                                                 ==========     =========        ======       ========      =========

      The accompanying notes are an integral part of these financial statements.
                                      5

                             FAMOUS FIXINS, INC.
                        NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 1998


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ------------------------------------------

            BUSINESS COMBINATION - PRINCIPLES OF PRESENTATION
            -------------------------------------------------

              The accompanying financial statements include the accounts of Famous Fixins, Inc. (Company) and reflects certain transactions which are described below.

              Famous Fixins, Inc., a New York corporation (New York Subsidiary), began its sales operations on March 25, 1997. On May 28, 1998, Spectrum Resources, Inc., a Nevada corporation (Spectrum) (an inactive corporation with no assets and liabilities), pursuant to a Plan and Agreement of Reorganization, issued 5,494,662 shares of common stock in exchange for substantially all (4,104,328) of the issued and outstanding common shares of New York Subsidiary. In addition, in June 1998 Spectrum exchanged 132,711 shares of its common stock for 132,711 shares of New York Subsidiary from shareholders who acquired such shares in a private placement by New York Subsidiary in January, 1998. As a result, Spectrum, became the parent of New York Subsidiary.

              On June 19, 1998, Famous Fixins Holding Company (Holding) was incorporated in the State of New York. On November 16, 1998, Spectrum merged into Holding by exchanging its outstanding common shares for shares of Holding on a one for one basis.

              On November 20, 1998, New York Subsidiary merged into Holding and Holding changed its name to Famous Fixins, Inc. (Company).

              The reorganization transactions have been accounted for as a "pooling of interests" pursuant to which the recorded assets and liabilities of the individual companies are carried forward in the financial statements at their recorded amounts and the income of the Company includes income of the individual companies from the beginning of the year, January 1, 1998. All significant intercompany accounts and transactions are eliminated. The 1997 financial statements have been restated to furnish comparative information with the 1998 presentation.

                             FAMOUS FIXINS, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                              DECEMBER 31, 1998


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
         ------------------------------------------

            BUSINESS ACTIVITIES OF THE COMPANY
            ----------------------------------

              The Company is a contract manufacturer and distributor of celebrity endorsed food products. The Company currently has a line of Olympia Dukakis Greek salad dressings, which are sold to supermarket chains in the northeast United States. In addition, the Company also provides management and distribution services for food products owned by other celebrities. The Company has launched additional food product lines bearing other celebrity names in 1999.

              In August 1998, the Company received approval to trade its common shares on the "OTC Bulletin Board".

              During 1998, the Company received capital of $492,637 in cash and services (net of costs of $61,278) from securities offerings by issuing 778,711 shares of its common stock. In 1999, through June 30, 1999 the Company has issued an additional 3,578,733 shares of common stock in exchange for cash and services aggregating approximately $475,000 which as at June 30, 1999 (a) $294,000 was collected by the Company; (b) $60,000 is receivable under a stock subscription agreement; and (c) $121,000 has been provided in various services. The offerings are pursuant to the exemptions from registration with the Securities and Exchange Commission (SEC) provided by
Section 4(2) of the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, including Regulation D, and under applicable state laws, rules and regulations.

              The accompanying financial statements have been prepared in conformity with generally accepted principles which contemplates continuation of the Company as a going concern. The Company has incurred substantial operating losses since inception of operations and as at December 31, 1998 reflects deficiencies in working capital and stockholders' equity. These conditions indicate that the Company may be unable to continue as a going concern. Management believes that it can achieve profitable operations in the future and that it can raise adequate capital and financing as may be required. However, there can be no assurance that future capital contributions and/or financing will be sufficient for the Company to continue as a going concern or that it can achieve profitable operations in the future. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

            USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS
            --------------------------------------------------

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             FAMOUS FIXINS, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                              DECEMBER 31, 1998


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
         ------------------------------------------

            ACCOUNTING CHANGE
            -----------------

              In 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income", which established standards for reporting and display of comprehensive income and its components in the financial statements. Besides net income, SFAS No. 130 requires the reporting of other comprehensive income, defined as revenues, expenses, gains and losses that under generally accepted accounting principles are not included in net income. As at December 31, 1998 and 1997, the Company had no items of other comprehensive income and as a result, no additional disclosure is included in the financial statements.

            CONCENTRATIONS OF CREDIT RISK
            -----------------------------

              Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, consist of cash and cash equivalents and trade accounts receivable.

              A.  CASH AND CASH EQUIVALENTS
                  -------------------------

                    The Company maintains its cash balances in one financial institution located in New York, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. As at December 31, 1998, all cash balances are covered by such insurance.

                    The Company invests excess cash in high quality short-term liquid money market instruments with maturities of three months or less when purchased. Investments are made only in instruments issued by or enhanced by high quality financial institutions. The Company has not incurred losses related to these investments.

              B.  ACCOUNTS RECEIVABLE
                  -------------------

                  The Company's customer base consists primarily of supermarkets located in the northeast United States. Credit limits, ongoing credit evaluations and account monitoring procedures are utilized to minimize the risk of loss. The Company does not generally require collateral. In 1998, approximately 30% of the sales of the Company are derived from two customers. Although the Company is directly affected by the well being of the retail food industry, management does not believe significant credit risk exists at December 31, 1998.
                                      8

                             FAMOUS FIXINS, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                              DECEMBER 31, 1998



NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
         ------------------------------------------

           MERCHANDISE INVENTORY
           ---------------------

             Merchandise inventory is stated at the lower of cost or market value on a first-in, first-out basis.

           PLANT AND EQUIPMENT
           -------------------

             Plant and equipment are stated at cost, less accumulated depreciation. The cost of major improvements and betterments to existing plant and equipment are capitalized, while maintenance and repairs are charged to expense when incurred. Upon retirement or other disposal of plant and equipment, the profit realized or loss sustained on such transaction is reflected in income. Depreciation is computed on the cost of plant and equipment on the straight-line method, based upon the estimated 5 year useful life of the assets.

           INCOME TAXES
           ------------

             The Company has incurred net operating losses for federal income tax purposes during the current and prior tax years. Such losses, in the approximate amount of $240,000 are available through December 31, 2013 as deductions from future income otherwise subject to income taxes.

             The Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes", which requires the recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases.
No deferred tax assets are recognized in the balance sheet as at December 31, 1998 in connection with the Company's net operating losses inasmuch as a full valuation allowance has been established by management.

                             FAMOUS FIXINS, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                              DECEMBER 31, 1998


NOTE 2.  NOTE PAYABLE TO RELATED PARTY ($134,303)
         ----------------------------------------

         The Company has entered into a promissory note and agreement with a related party pursuant to which such party agreed to make loans and extend
credit to the Company up to the sum of $200,000.   The promissory note
requires the Company to pay interest only, at a variable rate (currently 10% per annum), with the unpaid principal balance due and payable on August 1, 1999. The proceeds of the loan were derived from borrowings by the related party under an arrangement with its bank. The Company and the related party have informally agreed that the Company will make monthly payments of principal and interest equal to the amounts due by the related party to its bank. Repayment of the Company's loan is guaranteed by certain stockholders of the Company.

         The promissory note shall become due on demand if the Company violates any of the covenants contained in the promissory note agreement. As at December 31, 1998, the Company is in violation of one such covenant (as described in Note 1 in connection with going concern matters).

NOTE 3.  LONG-TERM NOTE PAYABLE TO BANK
         ------------------------------

         Pursuant to a business revolving credit agreement with The Chase Manhattan Bank (Bank), the Bank agreed to make loans to the Company up to a maximum credit line amount (currently $100,000). The Bank notifies the Company as to the amount of the available credit line from time to time. The Company may borrow from the Bank incremental principal amounts of at least $2,500. Borrowings bear interest at the Bank's prime rate plus .50%. Principal is payable in monthly installments equal to 1/36 of the outstanding principal amount of the loan as of the date of the last loan made prior to the date of such installment. Repayment of the Company's loan is guaranteed by certain stockholders of the Company.

         The outstanding balance of the long-term note payable to the Bank at December 31, 1998 is summarized as follows:

            Current installments due with one year              $15,432
            Installments due after one year                      25,253
                                                                -------

            TOTAL LONG-TERM NOTE PAYABLE TO BANK                $40,685
                                                                =======

                             FAMOUS FIXINS, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                              DECEMBER 31, 1998


NOTE 4.  COMMITMENTS AND CONTINGENCIES
         -----------------------------

            LICENSING AGREEMENT
            -------------------

              The Company has a celebrity licensing agreement with a related party which covers the worldwide sale of its current major merchandise product line. The contract specifies that the Company shall pay license fees to the issuer based upon collections on merchandise sales of certain speciality food products. There are no minimum sales or license fee guarantees. Provisions are included in the agreement for termination by either party in certain events.

              Total license fees charged to operations under the foregoing contract aggregates approximately $11,000 for the year ended December 31, 1998.

            REAL PROPERTY LEASE
            -------------------

              Rental commitments under a noncancellable operating lease for the Company's office facilities located in New York, New York are as follows:

                    YEAR ENDING
                    DECEMBER 31,          AMOUNT
                    ------------          -------

                        1999              $14,400
                        2000               14,400
                        2001                4,800
                                          -------

                                          $33,600
                                          =======

              Rent expense charged to operations was approximately $8,000 for the year ended December 31, 1998.









                                      11

                             FAMOUS FIXINS, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                              DECEMBER 31, 1998


NOTE 4.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
         -----------------------------

            TRANSPORTATION EQUIPMENT LEASE
            ------------------------------

              The Company is obligated under the terms of an operating lease for transportation equipment utilized by it. Future minimum annual payments under this noncancellable operating lease are as follows:

                    YEAR ENDING
                    DECEMBER 31,
                    ------------
                        1999              $ 7,342
                        2000                4,283
                                          -------
                        TOTAL             $11,625
                                          =======

              Total equipment lease expense charged to operations for the year ended December 31, 1998 was approximately $7,300.

            YEAR 2000 COMPLIANCE
            --------------------

              As the year 2000 approaches, the Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures. The Company primarily uses licensed software products in its operations with a significant portion of processes and transactions centralized in one particular software package. During 1999, management plans to upgrade its software so that the Company's accounting system will be Year 2000 compliant. The cost of the upgrade is not expected to be material. Also during 1999, attention will be focused on compliance attainment efforts of vendors and others, including key system interfaces with customers and suppliers. Although it is not possible to quantify the effects Year 2000 compliance issues will have on customers and suppliers, the Company does not anticipate related material adverse effects on its financial condition or results of operations.

            OTHER CONTINGENCIES
            -------------------

              In the normal course of business, the Company has lawsuits, claims and contingent liabilities. The Company does not expect that any sum it may have to pay in connection with any of these matters would have a materially adverse effect on its financial position or results of operations.

                             FAMOUS FIXINS, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                              DECEMBER 31, 1998


NOTE 5.  COMMON STOCK AND OUTSTANDING WARRANTS

         -------------------------------------

            At December 31, 1998, warrants to purchase 606,828 shares of the Company's common stock are outstanding, as summarized below:

                                     STRIKE
                  NUMBER OF           PRICE           EXPIRATION
                  WARRANTS          PER SHARE            DATE
                  ---------         ---------         ----------

                  139,328             $0.90           May 28, 2003
                   10,000              1.00           July 22, 1999
                  107,500              1.00           May 28, 2003
                  300,000 (*)          1.00           June  2, 2004
                   20,000              1.00           January 1, 2004
                   10,000              1.50           July 22, 1999
                   10,000              2.00           July 22, 2000
                   10,000              2.25           July 22, 2000
                  -------

                  606,828
                  =======

              (*) Exercisable subject to conditions of continued employment, at 60,000 warrants per year, cumulatively, over a 5 year period, the initial exercise date commencing in June 1999.

            Subsequent to year end, the Company issued additional warrants to purchase 1,980,000 shares of the Company's common stock (of which 1,500,000 warrants have not vested) at strike prices ranging from $0.15 to $1.00, with expiration dates through June 30, 2004.

                             FAMOUS FIXINS, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                              DECEMBER 31, 1998


NOTE 6.  NET LOSS PER COMMON SHARE
         -------------------------

              Basic net loss per common share is calculated by dividing the net loss, net of tax benefits, by the weighted average number of common shares outstanding.

              The calculation of fully diluted net loss per common share assumes conversion of warrants into common stock. Net loss and shares used to compute net loss per share, basic and assuming full dilution, are reconciled below:

                                                        1998         1997
                                                     ----------   ----------

      Net loss as reported                           $(454,470)   $(211,682)
                                                     =========    =========

      Net loss, basic                                $(454,470)   $(211,682)

      Effect of dilutive securities, warrants convertible
         to common stock (*)                           -                 -
                                                     ---------    ---------

      Net loss, assuming full dilution               $(454,470)   $(211,682)
                                                     =========    =========

      Weighted average number of common shares,
          basic                                      6,458,266    6,105,180

      Effect of dilutive securities, warrants
         convertible to common stock (*)                -               -
                                                     ---------    ---------

      Common shares, assuming full dilution          6,458,266    6,105,180
                                                     =========    =========

            (*) No effect has been given to the conversion of warrants to common stock inasmuch as such conversion would be anti-dilutive.

                             FAMOUS FIXINS, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                              DECEMBER 31, 1998


NOTE 7.  CASH FLOW DATA
         --------------
            Cash and cash equivalents include cash on hand and investments with maturities of three months or less at the time of purchase. Working capital changes on the statements of cash flows were as follows:

                                                           YEAR ENDED
                                                          DECEMBER 31,
                                                     ---------------------

                                                        1998        1997
                                                     ---------    --------

(Increase) decrease in assets:
  Accounts receivable - net                          $    (194)   $(13,419)
  Merchandise inventory                                 33,766     (61,186)
  Prepaid expenses                                     (47,773)     (2,227)
Increase (decrease) in liabilities:
  Accounts payable and accrued expenses                  4,179     129,959
  Taxes payable - other than on income                     479       1,164
  Income taxes payable                                                 625
                                                     ---------    --------

NET CHANGES IN WORKING CAPITAL                       $  (9,543)   $ 54,916
                                                     =========    ========

Supplemental information about cash
  payments is as follows:
    Cash payments for interest                       $   9,509    $  6,110
    Cash payments for income taxes                   $     625    $    325

Supplemental disclosure of noncash
  financing activities:
    Issuance of common stock in exchange for
      legal services incurred in connection with
      a securities offering in progress                           $  1,000
    Issuance of common stock in exchange for
      plant and equipment acquired                   $  3,475

                             FAMOUS FIXINS, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                              DECEMBER 31, 1998


NOTE 8.  EVENTS SUBSEQUENT
         -----------------

            Subsequent to these financial statements the Company entered into several contracts with celebrity athletes and related entities which provide for royalties to be paid by the Company for sales of endorsed products. Certain of the contracts call for minimum annual royalty amounts.

            The Company also entered into an employment agreement with its chief executive officer which provides for an annual compensation package, life insurance, death benefits and stock options exercisable by the officer based on the Company achieving certain targets over a five year period. Exercise of the options may have a dilutive effect.

NOTE 9.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
         -----------------------------------------------------

            The estimate of the fair value of each class of financial instruments for which it is practicable to estimate that value is based on the following methods and assumptions:

            CASH AND CASH EQUIVALENTS, ACCOUNTS RECEIVABLE, NOTE PAYABLE TO RELATED PARTY, ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

              The carrying amounts of these items are assumed to be a
            reasonable estimate of their fair value due to their short-term nature.

            LONG-TERM DEBT:

              The fair value of the Company's long-term debt is deemed to be substantially equal to the carrying value. The outstanding amount is not significant and obtaining quoted fair values for comparable financial instruments is impractical.

                         FAMOUS FIXINS, INC.

                    INTERIM FINANCIAL STATEMENTS

                   SIX MONTHS ENDED JUNE 30, 1999

                             UNAUDITED





                          TABLE OF CONTENTS
                          -----------------


                                                                       PAGE
                                                                       ----

INTERIM BALANCE SHEET (UNAUDITED)                                        1
INTERIM STATEMENT OF OPERATIONS (UNAUDITED)                              2
INTERIM STATEMENT OF CASH FLOWS (UNAUDITED)                              3
INTERIM STATEMENT OF STOCKHOLDERS' EQUITY (UNAUDITED)                    4
NOTES TO INTERMIN FINANCIAL STATEMENTS                                   5

                        FAMOUS FIXINS, INC.
                       INTERIM BALANCE SHEET
                            (UNAUDITED)


                                                                           JUNE 30
                                                                  -------------------------
                                                                     1999           1998
                                                                  ----------     ----------
                  A S S E T S
                  -----------

CURRENT ASSETS
--------------
   Cash and cash equivalents                                      $  245,840      $133,141
   Accounts receivable                                               651,733        45,547
   Merchandise inventory                                              71,545        49,324
   Prepaid expenses                                                   60,125
                                                                  ----------      --------

     TOTAL CURRENT ASSETS                                          1,029,243       228,012
                                                                  ----------      --------

PLANT AND EQUIPMENT
-------------------
   Furniture and fixtures                                              9,309
   Machinery and equipment                                             9,406         8,406
                                                                  ----------      --------
                                                                      18,715         8,406
     Less: Accumulated depreciation                                    5,137         1,926
                                                                  ----------      --------

     NET PLANT AND EQUIPMENT                                          13,578         6,480
                                                                  ----------      --------

OTHER ASSETS
------------
   Security deposits                                                   2,400         2,400
   Costs incurred in connection with a securities
      offering in progress                                                          40,647
                                                                  ----------       -------

                                                                       2,400        43,047
                                                                  ----------       -------

                                                                  $1,045,221      $277,539
                                                                  ==========      ========

                                                                           JUNE 30
                                                                  -------------------------
                                                                     1999           1998
                                                                  ----------     ----------

          LIABILITIES AND STOCKHOLDERS' EQUITY
          ------------------------------------

CURRENT LIABILITIES
-------------------
   Current installments of long-term note payable to bank         $   23,988     $
   Note payable to related party                                     104,303       191,848
   Accounts payable and accrued expenses                             669,231       126,121
   Taxes payable - other than on income                                2,510         2,547
   Income taxes payable                                                  625           625
   Subscribers' deposits on common stock, net                                      250,000
                                                                  ----------     ---------

     TOTAL CURRENT LIABILITIES                                       800,657       571,141
                                                                  ----------     ---------

LONG-TERM LIABILITY
-------------------
   Long-term note payable to bank, net of current installments        41,029
                                                                  ----------     ---------

STOCKHOLDERS' EQUITY
--------------------
   Common stock, $.001 par value per share:
      Authorized 25,000,000 shares
      Issued and outstanding
           10,462,624 shares in 1999; 6,248,891 shares in 1998        10,462         6,249
   Additional paid-in capital                                        958,995       108,026
   Accumulated deficit                                              (705,922)     (407,877)
                                                                  ----------     ---------

                                                                     263,535      (293,602)
      Less: Common stock subscription receivable                      60,000
                                                                  ----------     ---------

     TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                            203,535       (293,602)
                                                                  ----------     ---------

                                                                  $1,045,221     $ 277,539
                                                                  ==========     =========


                        FAMOUS FIXINS, INC.
                  INTERIM STATEMENT OF OPERATIONS
                            (UNAUDITED)

                                                                      SIX MONTHS ENDED JUNE 30
                                                      ------------------------------------------------------
                                                             1 9 9 9                        1 9 9 8
                                                      ---------------------          -----------------------
                                                                      % OF                           % OF
                                                                       NET                            NET
                                                       AMOUNT         SALES           AMOUNT         SALES
                                                      ---------       -----          ----------      ------

NET SALES                                             $1,197,186      100.0%         $ 191,569       100.0%
                                                      ----------      -----          ---------       -----

COST OF GOODS SOLD
   Merchandise inventory at beginning of period           27,420        2.3             61,186        31.9
   Purchases                                             663,808       55.4            103,009        53.8
   Other direct costs                                     69,134        5.8              2,956         1.5
                                                      ----------      -----          ---------       -----
                                                         760,362       63.5            167,151        87.2
      Less: Merchandise inventory at end of period        71,545        6.0             49,324        25.7
                                                      ----------      -----          ---------       -----

TOTAL COST OF GOODS SOLD                                 688,817       57.5            117,827        61.5
                                                      ----------      -----          ---------       -----

GROSS PROFIT ON SALES                                    508,369       42.5             73,742        38.5
                                                      ----------      -----          ---------       -----

OTHER INCOME - MANAGEMENT
   AND DISTRIBUTION SERVICES                                                            15,000         7.8
                                                      ----------      -----          ---------       -----

TOTAL INCOME                                             508,369       42.5             88,742        46.3

OPERATING EXPENSES
   Selling expenses                                      376,033       31.4            176,955        92.4
   General and administrative expenses                   144,051       12.0             76,131        39.7
   Interest expense, net                                   3,402         .3              7,907         4.1
                                                      ----------      -----          ---------       -----

TOTAL OPERATING EXPENSES                                 523,486       43.7            260,993       136.2
                                                      ----------      -----          ---------       -----

OPERATING LOSS BEFORE
   PROVISION FOR INCOME TAXES                            (15,117)      (1.2)          (172,251)      (89.9)

PROVISION FOR INCOME TAXES                                 1,334         .1                625          .3
                                                      ----------      -----          ---------       -----

NET LOSS                                              $  (16,451)      (1.3)%        $(172,876)      (90.2)%
                                                      ==========      =====          =========       =====

Net loss per common share, basic                         $(0.002)                      $(0.028)
Net loss per common share, assuming
   full dilution                                         $(0.002)                      $(0.028)
Weighted average number of common shares
   outstanding:
      Basic                                            9,261,796                     6,241,558
      Assuming full dilution                           9,919,045                     6,241,558


                        FAMOUS FIXINS, INC.
                  INTERIM STATEMENT OF CASH FLOWS
                            (UNAUDITED)

                                                                       SIX MONTHS ENDED
                                                                  -------------------------
                                                                     1999           1998
                                                                  ----------     ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                       $ (16,451)     $(172,876)
   Adjustments to reconcile net income (loss) to net cash
      used in operating activities:
         Noncash items:
            Depreciation                                              1,559            665
            Value of common stock issued for services
               received by the Company                              121,827         11,000
         (Increase) decrease in assets:
            Accounts receivable - net                              (638,120)       (32,128)
            Merchandise inventory                                   (44,125)        11,862
            Prepaid expenses                                        (10,125)         2,227
         Increase (decrease) in liabilities:
            Accounts payable and accrued expenses                   535,093         (3,838)
            Taxes payable - other than on income                        867          1,383
             Increase in security deposits                                          (2,400)
                                                                  ---------      ---------

NET CASH USED IN OPERATING ACTIVITIES                               (49,475)      (184,105)
                                                                  ---------      ---------

CASH FLOWS USED IN INVESTING ACTIVITIES:
   Payments for plant and equipment additions                                       (2,102)
                                                                  ---------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of common stock, net                      281,483        102,265
   Proceeds of long-term debt                                        35,000
   Repayments of long-term debt                                     (10,668)
   Payments of note payable to related party                        (30,000)        (5,413)
   Decrease in stockholders loans                                                  (11,154)
   Costs incurred in connection with a securities
      offering in progress                                                         (25,872)
   Subscribers' deposits on common stock, net                                      250,000
                                                                  ---------      ---------

NET CASH PROVIDED BY FINANCING ACTIVITIES                           275,815        309,826
                                                                  ---------      ---------

NET INCREASE IN CASH AND CASH EQUIVALENTS                           226,340        123,619

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                     19,500          9,522

CASH AND CASH EQUIVALENTS AT END OF PERIOD                        $ 245,840      $ 133,141
                                                                  =========      =========

Supplemental information about cash payments is as follows:
   Cash payments for interest                                     $   9,509      $   6,110
   Cash payments for income taxes                                 $     625      $     325

Supplemental disclosure of noncash financing activities:
   Common stock subscription received for common shares issued    $  60,000     $       -


                        FAMOUS FIXINS, INC.
              INTERIM STATEMENT OF STOCKHOLDERS' EQUITY
                           (UNAUDITED)

                                                                                      Additional
                                                                   Common Stock         Paid-In                    Common Stock
                                                                                        Capital     Accumulated   Subscription
                                                   Total      Shares       Amount     (Deficit)      Deficit       Receivable
                                                 ---------   ---------   ----------   ----------   ------------   ------------

      SIX MONTHS ENDED JUNE 30, 1999
      ------------------------------

BALANCE (DEFICIT) - JANUARY 1, 1999             $(195,824)    6,883,891    $ 6,883    $486,764      $(689,471)    $

Issuance of common shares in a securities
  offering in February 1999 - net                 293,984     3,433,233      3,433     350,551                     (60,000)

Issuance of common shares for services received   121,826       145,500        146     121,680

Net loss - Six months ended June 30, 1999         (16,451)                                           (16,451)
                                                ---------    ----------    -------    --------      ---------     --------

BALANCE - JUNE 30, 1999                         $ 203,535    10,462,624    $10,462    $958,995      $(705,922)    $(60,000)
                                                =========    ==========    =======    ========      =========     ========


      SIX MONTHS ENDED JUNE 30, 1998
      ------------------------------

BALANCE (DEFICIT) - JANUARY 1, 1998             $(233,991)    6,105,180    $ 6,105    $ (5,095)     $(235,001)    $

Issuance in June 1998 of common shares on
  a one for one basis for common shares
  sold in January 1998 by the New York
  Subsidiary in its securities offering           102,265       132,711        133     102,132

Issuance of common shares for goods and
  services received                                11,000        11,000         11      10,989

Net loss - Six months ended June 30, 1998        (172,876)                                           (172,876)
                                                ---------    ----------    -------    --------      ---------     --------

BALANCE (DEFICIT) - JUNE 30, 1998               $(293,602)    6,248,891    $ 6,249    $108,026      $(407,877)    $
                                                =========    ==========    =======    ========      =========     ========




                                     4

                                    -80-




                         FAMOUS FIXINS, INC.
                NOTES TO INTERIM FINANCIAL STATEMENTS
                    SIX MONTHS ENDED JUNE 30, 1999

NOTE 1.  STATEMENT OF INFORMATION FURNISHED
         ----------------------------------

            The accompanying unaudited interim financial statements have been prepared in accordance with Form 10-SB instructions and in the opinion of management contains all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position as of June
30, 1999, the results of operations for the six month period ended June 30, 1999, and the statements of cash flows and stockholders' equity for the six month period ended June 30, 1999. These results have been determined on the basis of generally accepted accounting principles and practices and applied consistently with those used in the preparation of the Company's 1998 financial statements.

            Certain information and footnote disclosures normally included in the financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that the accompanying financial statements be read in conjunction with the financial statements and notes thereto incorporated by reference in the Company's 1998 financial statements.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ------------------------------------------

           BUSINESS ACTIVITIES OF THE COMPANY
           ----------------------------------

             The Company is a contract manufacturer and distributor of celebrity endorsed food products. In April 1999, the Company introduced its cereal product lines which currently include those bearing the likenesses, names and endorsements of: Cal Ripken, Jr.; Sammy Sosa; Jeff Bagwell, Ken
Caminitti and Craig Biggio; Alex Rodriguez; and, of several other celebrity athletes as to whom contracts have been signed and additional product lines are in various stages of development, including Derek Jeter, Alonzo Mourning, Barry Bonds and Jake Plummer. In addition, the Company continues to distribute the Olympia Dukakis Greek salad dressings line. These products are sold directly by the Company, and also through distribution agreements with third parties, to supermarket chains in various parts of the United
States.

             In August 1998, the Company received approval to trade its common shares on the "OTC Bulletin Board".


             In 1999, the Company has issued an additional 3,578,733 shares of common stock in exchange for cash and services aggregating $475,810 which as at June 30, 1999 (a) $293,984 was collected by the Company; (b) $60,000 is receivable under a stock subscription agreement; and (c) $121,826 has been provided in various services. The offerings are pursuant to the exemptions from registration with the Securities and Exchange Commission (SEC) provided by Section 4(2) of the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, including Regulation D, and under applicable state laws, rules and regulations.

                                     5

                                    -81-


                         FAMOUS FIXINS, INC.
          NOTES TO INTERIM FINANCIAL STATEMENTS (CONTINUED)
                    SIX MONTHS ENDED JUNE 30, 1999


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
         ------------------------------------------

           USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS
           --------------------------------------------------

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

           MERCHANDISE INVENTORY
           ---------------------

             Merchandise inventory is stated at the lower of cost or market value on a first-in, first- out basis.

           PLANT AND EQUIPMENT
           -------------------

             Plant and equipment are stated at cost, less accumulated depreciation. The cost of major improvements and betterments to existing plant and equipment are capitalized, while maintenance and repairs are charged to expense when incurred. Upon retirement or other disposal of plant and equipment, the profit realized or loss sustained on such transaction is reflected in income. Depreciation is computed on the cost of plant and equipment on the straight-line method, based upon the estimated useful lives of the assets.

           EARNINGS PER SHARE
           ------------------
             In accordance with the provisions of Statement of Financial
Accounting Standards ("SFAS") No. 128, "Earnings Per Share", basic earnings per share is computed by dividing net income or loss by the number of weighted-average common shares outstanding during the period.  Earnings per share, assuming dilution, is computed by dividing net income or loss by the number of weighted-average common shares and common stock equivalents outstanding during the period.

                                     6

                                    -82-




                                   PART III

-----------------------------------------------------------------------------
ITEM 1.  INDEX TO EXHIBITS
-----------------------------------------------------------------------------

      The following exhibits are filed with this Form 10-SB pursuant to Item
601 of Regulation SB.

Exhibit    SEC .
Number     Reference No.    Description
-------    -------------    -----------

1          2.1             Plan and Agreement of Reorganization between
                           Spectrum Resources, Inc. and Famous Fixins, Inc.
2          2.2             Agreement and Plan of Merger between Famous
                           Fixins, Inc., a Nevada corporation, and Famous
                           Fixins Holding Company, Inc., a New York
                           corporation
3          2.3             Agreement and Plan of Merger between Famous
                           Fixins, Inc., a New York corporation, and Famous
                           Fixins Holding Company, Inc., a New York
                           corporation
4          3(i)(1)         Articles of Incorporation of Spectrum Resources,
                           Inc.
5          3(i)(2)         Certificate of Incorporation of Famous Fixins
                           Holding Company, Inc.
6          3(i)(3)         Articles of Merger for Famous Fixins, Inc., a
                           Nevada corporation, and Famous Fixins Holding
                           Company, Inc., a New York corporation
7          3(i)(4)         Certificate of Merger of Famous Fixins Holding
                           Company, Inc., a New York corporation, and Famous
                           Fixins, Inc., a Nevada corporation
8          3(i)(5)         Certificate of Merger of Famous Fixins, Inc., a
                           New York corporation, and Famous Fixins Holding
                           Company, Inc.
9          3(i)(6)         Certificate of Amendment of the Certificate of
                           Incorporation of Famous Fixins Holding Company,
                           Inc.
10         3(ii)           By-Laws
11         4.1             Form of Warrant Certificate
12         4.2             Warrant Certificate of Michael Simon
13         4.3             Form of Warrant Certificate
14         9               Voting Agreement between Jason Bauer and Peter
                           Zorich
15         10.1            Employment Agreement for Jason Bauer
16         10.2            Lease Agreement
17         10.3            License Agreement between Famous Fixins, Inc. and
                           Olympia Dukakis
18         10.4            Stockplayer.com, Inc. Agreement
19         10.5            Marketing Agreement between Crown Prince, Inc. and
                           Famous Fixins, Inc.

                                      -83-


20         10.6            License Agreement between The Tufton Group and
                           Famous Fixins, Inc.
21         10.7            License Agreement between Major League Baseball
                           Properties, Inc. and Famous Fixins, Inc.
22         10.8            License Agreement between Famous Fixins, Inc. and
                           IMS and KKSM F/S/O Sammy Sosa
23         10.9            License Agreement between Alex Rodriguez and
                           Famous Fixins, Inc.
24         10.10            License Agreement between Famous Fixins, Inc. and
                           Ken Caminiti, Craig Biggio and Jeff Bagwell
25         10.11           License Agreement between Killer Bee, Inc. and
                           Famous Fixins, Inc.
26         10.12           License Agreement between Famous Fixins, Inc. and
                           Turn 2, Inc.
27         10.13           License Agreement between Famous Fixins, Inc. and
                           Jake "The Snake" Enterprises
28         10.14           License Agreement between Famous Fixins, Inc. and
                           Pey Dirt, Inc.
29         10.15           License Agreement between Famous Fixins, Inc. and
                           Alonzo Mourning
30         11              Statement Concerning Computation of Per Share
                           Earnings is hereby incorporated by reference to
                           "Financial Statements" of Part F/S, contained
                           in this Form 10-SB.
31         27              Financial Data Schedule




























                                      -84-


                                  SIGNATURES


      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  August 31, 1999


                                FAMOUS FIXINS, INC.


                                By:  /s/ Jason Bauer
                                   ------------------------------------------
                                     Jason Bauer, President, Treasurer and
                                     Chairman of the Board


                                By:  /s/ Peter Zorich
                                   ------------------------------------------
                                     Peter Zorich, Executive Vice President,
                                     Secretary and Director


                                By:  /s/ Lisa Bauer
                                   ------------------------------------------
                                     Lisa Bauer, Director

























                                      -85-


                               INDEX TO EXHIBITS

Exhibit    SEC .
Number     Reference No.    Description

-------    -------------    -----------

1          2.1             Plan and Agreement of Reorganization between
                           Spectrum Resources, Inc. and Famous Fixins, Inc.
2          2.2             Agreement and Plan of Merger between Famous
                           Fixins, Inc., a Nevada corporation, and Famous
                           Fixins Holding Company, Inc., a New York
                           corporation
3          2.3             Agreement and Plan of Merger between Famous
                           Fixins, Inc., a New York corporation, and Famous
                           Fixins Holding Company, Inc., a New York
                           corporation
4          3(i)(1)         Articles of Incorporation of Spectrum Resources,
                           Inc.
5          3(i)(2)         Certificate of Incorporation of Famous Fixins
                           Holding Company, Inc.
6          3(i)(3)         Articles of Merger for Famous Fixins, Inc., a
                           Nevada corporation, and Famous Fixins Holding
                           Company, Inc., a New York corporation
7          3(i)(4)         Certificate of Merger of Famous Fixins Holding
                           Company, Inc., a New York corporation, and Famous
                           Fixins, Inc., a Nevada corporation
8          3(i)(5)         Certificate of Merger of Famous Fixins, Inc., a
                           New York corporation, and Famous Fixins Holding
                           Company, Inc.
9          3(i)(6)         Certificate of Amendment of the Certificate of
                           Incorporation of Famous Fixins Holding Company,
                           Inc.
10         3(ii)           By-Laws
11         4.1             Form of Warrant Certificate
12         4.2             Warrant Certificate of Michael Simon
13         4.3             Form of Warrant Certificate
14         9               Voting Agreement between Jason Bauer and Peter
                           Zorich
15         10.1            Employment Agreement for Jason Bauer
16         10.2            Lease Agreement
17         10.3            License Agreement between Famous Fixins, Inc. and
                           Olympia Dukakis
18         10.4            Stockplayer.com, Inc. Agreement
19         10.5            Marketing Agreement between Crown Prince, Inc. and
                           Famous Fixins, Inc.
20         10.6            License Agreement between The Tufton Group and
                           Famous Fixins, Inc.
21         10.7            License Agreement between Major League Baseball
                           Properties, Inc. and Famous Fixins, Inc.
22         10.8            License Agreement between Famous Fixins, Inc. and
                           IMS and KKSM F/S/O Sammy Sosa
23         10.9            License Agreement between Alex Rodriguez and
                           Famous Fixins, Inc.
24         10.10            License Agreement between Famous Fixins, Inc. and
                           Ken Caminiti, Craig Biggio and Jeff Bagwell
25         10.11           License Agreement between Killer Bee, Inc. and
                           Famous Fixins, Inc.
26         10.12           License Agreement between Famous Fixins, Inc. and
                           Turn 2, Inc.
27         10.13           License Agreement between Famous Fixins, Inc. and
                           Jake "The Snake" Enterprises
28         10.14           License Agreement between Famous Fixins, Inc. and
                           Pey Dirt, Inc.
29         10.15           License Agreement between Famous Fixins, Inc. and
                           Alonzo Mourning
30         11              Statement Concerning Computation of Per Share
                           Earnings is hereby incorporated by reference to
                           "Financial Statements" of Part F/S, contained
                           in this Form 10-SB.
31         27              Financial Data Schedule



